SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
    Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
    Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
    Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
    Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
    The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-159945 (Canadian Pacific Railway Limited) and Form F-9 No. 333-159943 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: July 30, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: July 30, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Canadian Pacific

Management's Discussion and Analysis

Second Quarter Report

2009

CANADIAN PACIFIC

Release: Immediate, July 30th, 2009
CANADIAN PACIFIC ANNOUNCES ITS SECOND-QUARTER 2009 RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced second-quarter net income of $157 million, an increase of two per cent from $155 million in 2008. The impact on net income from a decline in freight volumes was offset by a net gain after tax on the sale of a portion of CP’s interest in the Detroit River Tunnel Partnership of $69 million. Diluted earnings per share were $0.93, a decrease of seven per cent from $1.00 in second-quarter 2008.
“The recession continues to have a significant impact on our business and although freight volumes appear to have stabilized, we have not yet seen a sustained recovery in traffic,” said Fred Green, President and CEO. “In this economic climate we continue to manage what is in our control and I am pleased with our cost management efforts.”
“Our goal is to make sustainable reductions in our overall cost structure and strengthen our balance sheet. Our concentrated efforts to improve critical business processes will drive efficiency and ensure that CP is well-positioned to deliver value in the long term.”
For the second-quarter and the first-half of 2009, the results of the Dakota, Minnesota & Eastern Railroad (DM&E) are fully consolidated with CP’s results. For comparison, second-quarter and first-half 2008 results have also been presented on a pro forma basis. In the second quarter and first-half of 2008, DM&E earnings were reported as equity income, and pro forma comparisons are provided in order to aid in the evaluation of the underlying earnings trends. Financial data presented on a pro forma basis, a non-GAAP measure, redistributes DM&E’s operating results from an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses.
SUMMARY OF SECOND-QUARTER 2009 COMPARED WITH SECOND-QUARTER 2008
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues were $1.0 billion, down 21 per cent from $1.3 billion

•	Operating expenses were $797 million, down 23 percent from $1.0 billion

•	Income decreased to $100 million from $150 million, or 33 per cent

•	Diluted earnings per share decreased to $0.59 from $0.97, or 39 per cent

•	Operating ratio improved 120 basis points to 77.9 per cent
SUMMARY OF FIRST-HALF 2009 COMPARED WITH FIRST-HALF 2008
•	Net income for the first half of 2009 was $220 million compared with $245 million in 2008, a decrease of 10 per cent.

•	Diluted earnings per share were $1.33 down from $1.58 or 16 per cent
EXCLUDING FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS ON A PRO FORMA BASIS:
•	Total revenues decreased 17 per cent to $2.1 billion and operating expenses decreased 15 per cent to $1.7 billion

•	Income decreased 42 per cent to $154 million from $267 million

•	Diluted earnings per share were $0.94 down from $1.72

•	Operating ratio deteriorated 190 basis points to 82.6 per cent from 80.7 per cent

2009 CAPITAL PROGRAM
CP now expects its capital program in 2009 to be in the range of $800 million to $820 million, an increase from the previous outlook of $720 million to $740 million. This increase is due to a buy-out of operating leases and it is anticipated that the cash impact of this increase will be offset by the proceeds from the sale of other equipment in the latter half of 2009.
FOREIGN EXCHANGE GAIN AND LOSS ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange loss on long-term debt of $15 million after tax in the second quarter of 2009, compared with a foreign exchange gain on long-term debt of $5 million after tax in the second quarter of 2008.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.
Other specified items in the second-quarter of 2009 included an after tax gain on the sale of a portion of CP’s interest in the Detroit River Tunnel Partnership of $69 million. There was also a gain in the fair value of long-term floating rates notes received in replacement of the investment in Asset Backed Commercial Paper (ABCP) of $3 million after tax. There were no other specified items in the second-quarter of 2008.
For the first six months of 2009, CP had a foreign exchange loss on long-term debt of $6 million after tax, unchanged from the first half of 2008, and there was a charge taken in 2008 to reflect an adjustment to the estimated fair value of ABCP of $15 million after tax that was classified as an other specified item.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures. Additional non-GAAP measures include Operating income, Capital program and Financial data on a pro forma basis.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses.
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is referred to in this news release as “adjusted diluted earnings per share”. Revenues less operating expenses are referred to as “Operating Income” and Additions to property is referred to as “Capital Program”.

2

Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Financial data on a pro forma basis redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses. Doing so provides a comparable measure for periods in 2008 that preceded the Surface Transportation Board’s approval of the change of control of the DM&E on October 30, 2008 following that approval, the results were fully consolidated with CP’s operations. A reconciliation of financial data on a pro forma basis to financial data as reported can be found in Management’s Discussion and Analysis (Section 6.0 Non-GAAP Earnings, and Section 9.0 Operating expenses before other specified items).
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

3

Contacts:
Media	Investment Community
Mike LoVecchio	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (778) 772-9636	Tel.: (403) 319-3591
email: mike_lovecchio@cpr.ca	email: investor@cpr.ca

4

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Revenues

Freight	$972.5	$1,193.1
Other	49.9	27.2

	1,022.4	1,220.3

Operating expenses

Compensation and benefits	301.6	315.5
Fuel	117.7	260.3
Materials	49.7	56.5
Equipment rents	43.2	46.1
Depreciation and amortization	135.2	124.7
Purchased services and other	149.2	166.3

	796.6	969.4

Revenues less operating expenses	225.8	250.9

Gain on sale of partnership interest (Note 4)	81.2	—
Gain in fair value of long-term floating rate notes (Note 12)	4.7	—
Foreign exchange gain on long-term debt	3.0	6.8
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	13.4
Less:
Other income and charges (Note 6)	19.1	4.9
Net interest expense (Note 7)	73.3	62.9

Income before income tax expense	222.3	203.3

Income tax expense (Note 8)	65.0	48.6

Net income	$157.3	$154.7

Basic earnings per share (Note 9)	$0.94	$1.01

Diluted earnings per share (Note 9)	$0.93	$1.00

See notes to interim consolidated financial statements.

5

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Revenues

Freight	$2,022.7	$2,317.5
Other	70.4	49.7

	2,093.1	2,367.2

Operating expenses

Compensation and benefits	642.5	643.8
Fuel	288.7	490.5
Materials	118.5	122.0
Equipment rents	96.9	92.0
Depreciation and amortization	267.6	244.6
Purchased services and other	313.7	325.4

	1,727.9	1,918.3

Revenues less operating expenses	365.2	448.9

Gain on sale of partnership interest (Note 4)	81.2	—
Gain (loss) in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	4.7	(21.3)
Foreign exchange gain (loss) on long-term debt	2.8	(9.5)
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	24.4
Less:
Other income and charges (Note 6)	26.6	11.6
Net interest expense (Note 7)	145.7	122.8

Income before income tax expense	281.6	308.1

Income tax expense (Note 8)	61.8	62.7

Net income	$219.8	$245.4

Basic earnings per share (Note 9)	$1.34	$1.60

Diluted earnings per share (Note 9)	$1.33	$1.58

See notes to interim consolidated financial statements.

6

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$157.3	$154.7

Other comprehensive income

Unrealized foreign exchange (loss) gain on:

Translation of the net investment in U.S. subsidiaries	(143.4)	(9.1)

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	142.1	8.0

Change in derivatives designated as cash flow hedges:

Realized gain on cash flow hedges settled in the period	(1.4)	(6.0)

Decrease in unrealized holding loss on cash flow hedges	3.4	21.0

Realized loss on cash flow hedges settled in prior periods	1.8	1.7

Other comprehensive income before income taxes	2.5	15.6

Income tax expense	(20.2)	(5.3)

Other comprehensive (loss) income	(17.7)	10.3

Comprehensive income	$139.6	$165.0

See notes to interim consolidated financial statements.

7

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the six months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$219.8	$245.4

Other comprehensive income

Unrealized foreign exchange (loss) gain on:

Translation of the net investment in U.S. subsidiaries	(85.6)	37.2

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	82.1	(35.0)

Change in derivatives designated as cash flow hedges:

Realized loss (gain) on cash flow hedges settled in the period	2.8	(8.9)

Decrease in unrealized holding loss on cash flow hedges	3.2	15.2

Realized loss on cash flow hedges settled in prior periods	1.8	1.6

Other comprehensive income before income taxes	4.3	10.1

Income tax (expense) recovery	(13.7)	2.7

Other comprehensive (loss) income	(9.4)	12.8

Comprehensive income	$210.4	$258.2

See notes to interim consolidated financial statements.

8

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Assets
Current assets
Cash and cash equivalents (Note 5)	$334.3	$117.6
Accounts receivable (Note 16)	488.5	647.4
Materials and supplies	203.8	215.8
Future income taxes	69.1	76.5
Other	88.0	65.7

	1,183.7	1,123.0

Investments (Note 12)	151.5	151.1
Net properties	12,499.8	12,576.3
Assets held for sale (Note 14)	26.5	39.6
Other assets	1,298.5	1,326.1
Goodwill and intangible assets	224.8	237.2

Total assets	$15,384.8	$15,453.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$55.6	$150.1
Accounts payable and accrued liabilities	834.6	1,034.9
Income and other taxes payable	40.2	42.2
Dividends payable	41.6	38.1
Long-term debt maturing within one year	386.6	44.0

	1,358.6	1,309.3

Deferred liabilities	819.2	865.2
Long-term debt (Note 13)	3,977.8	4,685.8
Future income taxes	2,622.7	2,610.0

Shareholders’ equity
Share capital (Note 15)	1,722.2	1,220.8
Contributed surplus	35.1	40.2
Accumulated other comprehensive income	68.9	78.3
Retained income	4,780.3	4,643.7

	6,606.5	5,983.0

Total liabilities and shareholders’ equity	$15,384.8	$15,453.3

Commitments and contingencies (Note 20)
See notes to interim consolidated financial statements.

9

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$157.3	$154.7
Add (deduct) items not affecting cash:
Depreciation and amortization	135.2	124.7
Future income taxes	69.8	32.4
Gain in fair value of long-term floating rate notes (Note 12)	(4.7)	—
Foreign exchange gain on long-term debt	(3.0)	(6.8)
Amortization and accretion charges	3.2	2.6
Equity income, net of cash received	1.0	(12.5)
Gain on sale of partnership interest (Note 4)	(81.2)	—
Net loss on repurchase of debt (Note 13)	16.6	—
Restructuring and environmental remediation payments (Note 10)	(10.5)	(10.8)
Pension funding in excess of expense	(20.4)	(14.3)
Other operating activities, net	(22.7)	45.6
Change in non-cash working capital balances related to operations (Note 11)	(51.2)	(132.5)

Cash provided by operating activities	189.4	183.1

Investing activities
Additions to properties	(266.9)	(237.3)
Additions to investments and other assets	—	(57.4)
Reductions to investments and other assets	12.3	(0.4)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	(1.2)
Net proceeds (cost) from disposal of transportation properties (Note 4)	110.7	(0.1)

Cash used in investing activities	(143.9)	(296.4)

Financing activities
Dividends paid	(41.7)	(38.0)
Issuance of CP Common Shares	3.4	4.8
Net (decrease) increase in short-term borrowing	(76.4)	188.3
Issuance of long-term debt (Note 13)	409.5	1,068.7
Repayment of long-term debt (Note 13)	(593.5)	(1,069.9)
Settlement of treasury rate lock	—	(30.9)
Settlement of foreign exchange forward on long-term debt (Note 16)	29.2	—

Cash (used in) provided by financing activities	(269.5)	123.0

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(8.2)	(0.1)

Cash position
(Decrease) increase in cash and cash equivalents	(232.2)	9.6
Cash and cash equivalents at beginning of period	566.5	71.3

Cash and cash equivalents at end of period (Note 5)	$334.3	$80.9

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See notes to interim consolidated financial statements.

10

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$219.8	$245.4
Add (deduct) items not affecting cash:
Depreciation and amortization	267.6	244.6
Future income taxes	61.4	27.8
(Gain)/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 12)	(4.7)	21.3
Foreign exchange (gain) loss on long-term debt	(2.8)	9.5
Amortization and accretion charges	6.5	5.1
Equity income, net of cash received	1.1	(23.4)
Gain on sale of partnership interest (Note 4)	(81.2)	—
Net loss on repurchase of debt (Note 13)	16.6	—
Restructuring and environmental remediation payments (Note 10)	(19.0)	(24.5)
Pension funding in excess of expense	(41.5)	(26.5)
Other operating activities, net	(14.1)	32.6
Change in non-cash working capital balances related to operations (Note 11)	(63.1)	(170.2)

Cash provided by operating activities	346.6	341.7

Investing activities
Additions to properties	(404.9)	(364.7)
Additions to investments and other assets	—	(192.1)
Reductions to investments and other assets	12.3	(0.4)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 12)	—	(7.5)
Net proceeds (cost) from disposal of transportation properties (Note 4)	111.6	(2.6)

Cash used in investing activities	(281.0)	(567.3)

Financing activities
Dividends paid	(79.7)	(72.5)
Issuance of CP Common Shares (Note 15)	499.2	17.0
Net (decrease) increase in short-term borrowing	(94.5)	25.3
Issuance of long-term debt (Note 13)	409.5	1,068.7
Repayment of long-term debt (Note13)	(606.8)	(1,080.5)
Settlement of treasury rate lock	—	(30.9)
Settlement of foreign exchange forward on long-term debt (Note 16)	29.2	—

Cash provided by (used in) financing activities	156.9	(72.9)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	(5.8)	1.3

Cash position
Increase (decrease) in cash and cash equivalents	216.7	(297.2)
Cash and cash equivalents at beginning of period	117.6	378.1

Cash and cash equivalents at end of period (Note 5)	$334.3	$80.9

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.
See notes to interim consolidated financial statements.

11

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

(unaudited)	For the six months ended June 30, 2009
			Accumulated
	Share	Contributed	other	Retained
	Capital	Surplus	comprehensive income	income

Balance at December 31, 2008, as previously reported	$1,220.8	$40.2	$78.3	$4,654.1
Adjustment for change in accounting policy (Note 2)				(10.4)

Balance at December 31, 2008, as restated				4,643.7
Net Income				219.8
Other comprehensive loss			(9.4)
Dividends				(83.2)
Shares issued (Note 15)	488.9
Stock compensation (recovery) expense		(2.9)
Shares issued under stock option plans	12.5	(2.2)

Balance at June 30, 2009	$1,722.2	$35.1	$68.9	$4,780.3

	For the six months ended June 30, 2008

Balance at December 31, 2007, as previously reported	$1,188.6	$42.4	$39.6	$4,187.3
Adjustment for change in accounting policy (Note 2)				(7.4)

Balance at December 31, 2007, as restated				4,179.9
Net Income				245.4
Other comprehensive income			12.8
Dividends				(76.1)
Stock compensation expense		6.8
Shares issued under stock option plans	28.3	(9.4)

Balance at June 30, 2008	$1,216.9	$39.8	$52.4	$4,349.2

See notes to interim consolidated financial statements.

12

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2008 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Canadian Generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended June 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.2 million. For the six months ended June 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.4 million and a decrease to “Income tax expense” of $0.1 million. This change also resulted in a $0.01 decrease to previously reported diluted earnings per share for the six months ended June 30, 2008.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

3	Future accounting changes

International Financial Reporting Standards (“IFRS”) / U.S. GAAP

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants were to adopt U.S. GAAP on or before this date. CP has determined that, commencing on January 1, 2010, it will adopt U.S. GAAP for its financial reporting. As a result, CP will not be adopting IFRS in 2011.

13

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
3	Future accounting changes (continued)

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure goodwill acquired in the business combination or a gain in the case of a bargain purchase. Acquisition-related costs are to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011; however, adoption of these standards by the Company is not expected given the decision to adopt U.S. GAAP. Early adoption of all three standards is permitted.

4	Gain on sale of partnership interest

During the second quarter of 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.

5	Cash and cash equivalents

	June 30	December 31	June 30
(in millions)	2009	2008	2008

Cash	$16.8	$11.3	$10.8
Short term investments;
Government guaranteed investments	269.4	—	—
Deposits with financial institutions	48.1	106.3	70.1

Total cash and cash equivalents	$334.3	$117.6	$80.9

All cash is invested in accordance with policies approved by the Company’s Board of Directors which require minimum ratings. Government and financial institutions meet these standards if they carry AA or A1 ratings, or the equivalent, from at least two credit rating agencies.

14

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
6	Other income and charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Amortization of discount on restructuring accruals	$0.9	$0.2	$2.0	$0.4
Amortization of discount on worker’s compensation accrual	1.3	1.4	2.6	2.7
Net loss on repurchase of debt (Note 13)	16.6	—	16.6	—
Other exchange (gains) losses	(2.4)	0.6	0.8	1.9
Charges on sale of accounts receivable	—	1.1	—	2.7
Gains on non-hedging derivative instruments	—	(0.9)	—	(0.9)
Finance operating costs and capital structure administration	2.7	2.5	4.6	4.8

Total other income and charges	$19.1	$4.9	$26.6	$11.6

7	Net interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Interest expense	$75.7	$64.8	$149.0	$129.5
Interest income	(2.4)	(1.9)	(3.3)	(6.7)

Total net interest expense	$73.3	$62.9	$145.7	$122.8

8	Income taxes

During the six months ended June 30, 2009, legislation was substantively enacted to reduce British Columbian provincial income tax rates. As a result of these changes, the Company recorded an $11.2 million benefit in future tax liability and income tax expense for the six months ended June 30, 2009, related to the revaluation of its future income tax balances as at December 31, 2008.

During the six months ended June 30, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $15.7 million benefit in future tax liability and income tax expense for the six months ended June 30, 2008, related to the revaluation of its future income tax balances as at December 31, 2007. For the three months ended June 30, 2008 the Company recorded a $5.1 million benefit in future income tax liability and income tax expense.

Cash taxes paid for the three months ended June 30, 2009, were $0.3 million (three months ended June 30, 2008 — $13.2 million). Cash taxes paid in the six months ended June 30, 2009 were $3.6 million (six months ended June 30, 2008 — $57.9 million).

9	Earnings per share

At June 30, 2009, the number of shares outstanding was 168.1 million (June 30, 2008 — 153.8 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

15

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
9	Earnings per share (continued)

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Weighted average shares outstanding	168.0	153.7	164.5	153.6
Dilutive effect of stock options	0.4	1.4	0.2	1.4

Weighted average diluted shares outstanding	168.4	155.1	164.7	155.0

(in dollars)
Basic earnings per share	$0.94	$1.01	$1.34	$1.60
Diluted earnings per share	$0.93	$1.00	$1.33	$1.58

For the three and six months ended June 30, 2009, 2,809,967 and 3,101,592 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2008 — 613,933 and 617,825).

10	Restructuring and environmental remediation

At June 30, 2009, the provision for restructuring and environmental remediation was $234.7 million (December 31, 2008 — $251.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

Three months ended June 30, 2009

	Opening					Closing
	Balance				Foreign	Balance
	Apr. 1			Amortization	Exchange	June 30
(in millions)	2009	Accrued	Payments	of Discount	Impact	2009

Labour liability for terminations and severances	$96.2	2.7	(5.1)	1.5	(2.1)	$93.2

Other non-labour liabilities for exit plans	0.5	—	—	—	—	0.5

Total restructuring liability	96.7	2.7	(5.1)	1.5	(2.1)	93.7

Environmental remediation program	154.3	0.6	(5.4)	—	(8.5)	141.0

Total restructuring and environmental remediation liability	$251.0	3.3	(10.5)	1.5	(10.6)	$234.7

16

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
10	Restructuring and environmental remediation (continued)

Three months ended June 30, 2008

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$118.9	1.5	(8.3)	1.1	(0.3)	$112.9

Other non-labour liabilities for exit plans	0.6	—	—	—	—	0.6

Total restructuring liability	119.5	1.5	(8.3)	1.1	(0.3)	113.5

Environmental remediation program	105.5	1.0	(2.5)	—	(0.3)	103.7

Total restructuring and environmental remediation liability	$225.0	2.5	(10.8)	1.1	(0.6)	$217.2

Six months ended June 30, 2009

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2009	Accrued	Payments	of Discount	Impact	2009

Labour liability for terminations and severances	$99.6	3.6	(12.0)	3.2	(1.2)	$93.2

Other non-labour liabilities for exit plans	0.5	—	—	—	—	0.5

Total restructuring liability	100.1	3.6	(12.0)	3.2	(1.2)	93.7

Environmental remediation program	151.1	1.6	(7.0)	—	(4.7)	141.0

Total restructuring and environmental remediation liability	$251.2	5.2	(19.0)	3.2	(5.9)	$234.7

17

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
10	Restructuring and environmental remediation (continued)

Six months ended June 30, 2008

	Opening					Closing
	Balance					Balance
	Jan. 1			Amortization	Foreign	June 30
(in millions)	2008	Accrued	Payments	of Discount	Exchange Impact	2008

Labour liability for terminations and severances	$129.2	1.5	(20.6)	2.2	0.6	$112.9

Other non-labour liabilities for exit plans	0.8	—	(0.2)	—	—	0.6

Total restructuring liability	130.0	1.5	(20.8)	2.2	0.6	113.5

Environmental remediation program	104.0	1.9	(3.7)	—	1.5	103.7

Total restructuring and environmental remediation liability	$234.0	3.4	(24.5)	2.2	2.1	$217.2

Amortization of Discount is charged to income as “Other income and charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

11	Accounts receivable

In the second quarter of 2008, the Company’s accounts receivable securitization program was terminated. As a result of this termination, in the Company’s Consolidated Balance Sheet, Accounts receivable and other current assets increased by $120.0 million and in the consolidated statement of cash flows the Change in non-cash working capital balances related to operations reflected an outflow of $120.0 million. As well, the related servicing asset and liability which had previously been recognized are no longer required to be maintained and were settled as part of the termination.

12	Investments

	June 30	December 31
(in millions)	2009	2008

Rail investments accounted for on an equity basis	$56.7	$48.4
Long-term floating rate notes	65.2	—
Asset backed commercial paper	—	72.7
Other investments	29.6	30.0

Total investments	$151.5	$151.1

18

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
12	Investments (continued)

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Dakota, Minnesota & Eastern Railroad Corporation was acquired on October 4, 2007 and is wholly-owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E. Subsequent to October 30, 2008 the results of DM&E are consolidated with the Company on a line-by-line basis.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income from the Company’s investment in DM&E, which is recorded net of tax, was $13.4 million during the three months ended June 30, 2008, and $24.4 million during the six months ended June 30, 2008 and is recorded in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”)

At June 30, 2009 the Company held replacement long-term floating rate notes, with a total settlement value of $130.5 million, issued as a result of the restructuring discussed below. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity nor have they traded in an active market since. As a result, the Company classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents. The long-term floating rate notes received in replacement of ABCP have also been classified as held for trading long-term investments.

On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.

During the second quarter of 2009 the Company received $12.3 million in partial redemption of its Master Asset Vehicle (“MAV”) 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 Ineligible Assets (“IA”) Tracking notes representing 100% of the original investment value of the redeemed notes. As a result of the restructuring and the subsequent redemptions of notes, at June 30, 2009 the Company held replacement long-term floating rate notes with settlement values as follows:
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.
•	$118.2 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to eight years:
•	Class A-1: $59.3 million
•	Class A-2: $45.9 million
•	Class B: $8.3 million
•	Class C: $3.5 million
•	Class 14: $1.2 million

19

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)
•	$12.1million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years:
•	Class 3: $0.5 million
•	Class 6: $5.5 million
•	Class 7: $3.4 million
•	Class 8: $0.1 million
•	Class 13: $2.6 million
The MAV 2 Class A-1 notes have received an A rating by DBRS. In addition, the MAV 2 Class A-2 notes have also received an A rating by DBRS but are currently under a negative watch.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at June 30, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent court-appointed Monitor’s Reports, the terms of the notes issued in the restructuring and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at June 30, 2009 and December 31, 2008, respectively are:

June 30, 2009
Probability weighted average coupon interest rate	Nil%
Weighted average discount rate	8.3%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 3 Class 9 notes: nil
MAV 2 eligible asset notes: nil to 100%
MAV 2 IA notes: 25%

December 31, 2008
Probability weighted average coupon interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	Notes expected to be rated (1): nil to 25%
Notes not expected to be rated (2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
Coupon interest rates and credit losses vary by each of the different replacement long-term floating rate notes as each has different risks. Coupon interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

20

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
12	Investments (continued)

Gain/loss in fair value of long-term floating rate notes/ asset-backed commercial paper (“ABCP”) (continued)

The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the notes. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even following the successful restructuring of the ABCP.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $65.2 million at June 30, 2009 (December 31, 2008 — ABCP $72.7 million). The reduction in the estimated fair value reflects the redemption at par of the MAV 3 Class 9 TA Tracking notes and MAV 2 Class 8 IA Tracking notes, offset by accretion and changes in market assumptions. The change in the estimated fair value in the second quarter of 2009 and in the six months to June 30, 2009 resulted in a gain of $4.7 million excluding accretion (second quarter 2008 — $nil, six months to June 30, 2008 — $21.3 million charge against income). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

		Estimated fair
	Original cost	value

As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	—

As at March 31, 2009	142.8	72.7
Redemption of notes	(12.3)	(7.9)
Accretion	—	0.1
Change in market assumptions	—	0.3

As at June 30, 2009	$130.5	$65.2

Sensitivity analysis is presented below for key assumptions:

Change in fair value
(in millions)	of long-term floating rate notes
Coupon Interest rate
50 basis point increase	$2.1
50 basis point decrease	Nil (1)

Discount rate
50 basis point increase	$(2.1)
50 basis point decrease	$2.2

(1)	Notes are currently expected to earn no interest.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

21

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
13	Long-term debt

During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of CDN$408.5 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the quarter to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (see Note 16). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased during the quarter:

	Principal		Carrying	Cost to
	Amount in		Amount	Redeem in
(in millions)	USD		in CDN	CDN

6.250% Notes due October 15, 2011	$154.3		$184.1	$184.6
5.75% Notes due May 15, 2013	298.6		342.7	359.1
6.50% Notes due May 15, 2018	24.8	*	28.5	28.2

Total debt tendered	$477.7		$555.3	$571.9

*	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.
14	Assets held for sale

	June 30	December 31
(in millions)	2009	2008

Track and roadway	$—	$12.9
Land and building	21.5	21.6
Rolling stock	5.0	5.1

Total assets held for sale	$26.5	$39.6

15	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008

Share capital, beginning of period	168.0	153.6	153.8	153.3

Shares issued under stock option plans	0.1	0.2	0.4	0.5

Shares issued	—	—	13.9	—

Share capital, end of period	168.1	153.8	168.1	153.8

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75 per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs were $488.9 million).

22

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
16	Financial instruments

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to set the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Note matures in October 2011. During the second quarter of 2009, the Company recorded a loss of $30.9 million and $16.8 million for the six months ended June 30, 2009 (second quarter 2008 an unrealized loss of $9.7 million and for the six months ended June 30, 2008 an unrealized gain of $4.2 million) to “Foreign exchange gain (loss) on long-term debt” related to the currency forward. These represent both realized and unrealized losses.

During the first quarter of 2009, CP unwound and settled US$25 million of the US$400 million currency forward for total proceeds of $4.5 million received in the second quarter. In the second quarter of 2009, a further US$275 million of the currency forward was unwound and settled for total proceeds of $26.6 million. At June 30, 2009, the unrealized gain on the remaining currency forward of $9.4 million (December 31, 2008 — $57.3 million) was included in “Other assets”.

Interest rate management

During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for total proceeds of $16.8 million. These agreements were classified as fair value hedges related to debt of US$200 million. The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.

Prior to the unwind, the Company recorded a gain of $1.7 million during the three months ended June 30, 2009 (2008 — $0.9 million) and $3.1 million for the six months ended June 30, 2009 (six months ended June 30, 2008 — $1.1 million) to “Net interest expense”.

Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately as part of the net loss on repurchase of debt (see Note 13).

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of three types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap.

“Compensation and benefits” expense on our Consolidated Statement of Income included an unrealized gain on these swaps of $13.6 million in the second quarter of 2009 and a net gain of $2.9 million for the six months ended June 30, 2009 which was inclusive of both realized losses and unrealized gains (unrealized gain of $3.3 million for the second quarter 2008 and $6.0 million for the six months ended June 30, 2008). During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million that was settled in the second quarter of 2009. At June 30, 2009, the unrealized loss on the remaining TRS of $33.9 million was included in “Deferred liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).

23

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
16	Financial instruments (continued)

Fuel price management

At June 30, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 90,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At June 30, 2009, the unrealized gain on these futures contracts was $3.5 million (December 31, 2008 — $3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in Accumulated other comprehensive income (“AOCI”) on our Consolidated Balance Sheet.

At June 30, 2009, the Company had foreign exchange (“FX”) forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$2.9 million for the remainder of 2009 at exchange rates ranging from 1.2293 to 1.2306. At June 30, 2009, the unrealized loss on these forward contracts was $0.3 million (December 31, 2008 — loss of $0.1 million) and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

At June 30, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 177,000 barrels during the period July 2009 to June 2010 at average quarterly prices of US$73.41 per barrel. This represents approximately 3% of estimated fuel purchases for this period. At June 30, 2009, the unrealized gain on these futures contracts was $1.6 million (December 31, 2008 — unrealized loss $4.5 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

In addition at June 30, 2009, the Company had heating oil crack spread futures contracts which were not designated nor accounted for as cash flow hedges, to purchase approximately 375,000 barrels during the third quarter of 2009 at an average price of US$5.91 per barrel. This represents approximately 25% of estimated fuel purchases in the quarter. At June 30, 2009, the unrealized gain on these futures contracts was $0.1 million and has been recognized in income in “Fuel” expense.

For the second quarter of 2009, “Fuel” expense was decreased by $0.9 million as a result of realized gains arising from settled swaps. During the quarter, there were minimal gains realized on FX forward contracts. For the second quarter of 2008, “Fuel” expense was reduced by $5.2 million as a result of realized gains of $5.8 million arising from settled swaps, partially offset by realized losses of $0.6 million arising from settled FX forward contracts.

For the six months ended June 30, 2009, “Fuel” expense was increased by $4.8 million as a result of realized losses arising from settled swaps. During the first six months, there were minimal gains realized on FX forward contracts. For the six months ended June 30, 2008, “Fuel” expense was reduced by $8.8 million as a result of realized gains of $10.1 million arising from settled swaps, partially offset by realized losses of $1.3 million arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes are discussed in more detail in Note 12.

24

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
16	Financial instruments (continued)

Credit risk management

The railway industry services predominantly financially established customers and the Company has experienced limited financial loss with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable are aged as follows:

	June 30	December 31
(in millions)	2009	2008

Up to date	$373.0	$394.8
Under 30 days past due	72.1	163.0
30-60 days past due	13.3	33.7
61-90 days past due	5.4	17.5
Over 90 days past due	16.0	29.7

	479.8	638.7
Non-trade receivables	8.7	8.7

Total Accounts receivable	$488.5	$647.4

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of long-term floating rate notes (Note 12), the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of long-term floating rate notes (Note 12) and a significant customer (Note 19), the Company believes there are no significant concentrations of credit risk.

17	Stock-based compensation

In the first six months of 2009, under CP’s stock option plans, the Company issued 747,800 options to purchase Common Shares at the weighted average price of $36.29 per share, based on the closing price on the grant date. In tandem with these options, 747,450 stock appreciation rights were issued at the weighted average exercise price of $36.29.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30, 2009 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

25

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
17	Stock-based compensation (continued)

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,671,143	$49.52	6,981,108	$43.97
New options granted	747,800	36.29	1,360,400	71.59
Exercised	(333,550)	30.60	(493,460)	34.40
Forfeited	(188,625)	59.17	(85,050)	47.09

Outstanding, June 30	7,896,768	48.84	7,762,998	$49.39

Options exercisable at June 30	5,036,718	$42.68	4,637,348	$38.33

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $5.4 million for options issued in the first six months of 2009 (first six months of 2008 — $14.1 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2009	2008

Expected option life (years)	5.00	4.39
Risk-free interest rate	2.14%	3.54%
Expected stock price volatility	30%	22%
Expected annual dividends per share	$0.99	$0.99
Weighted average fair value of options granted during the year	$7.24	$15.12

Performance share units

In the first six months of 2009, the Company issued 404,580 Performance Share Units (“PSUs”). PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The expense related to the PSUs is accrued based on the price of Common Shares at the end of the period and the anticipated performance factor, over the vesting period. In the first six months of 2009, the expense recognized by PSUs was $6.8 million.

18	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended June 30, 2009, was $2.2 million (three months ended June 30, 2008 — $19.9 million) and for the six months ended June 30, 2009, was $13.3 million (six months ended June 30, 2008 — $39.0 million).

19	Significant customer

During the first six months of 2009, one customer comprised 8.2% of total revenue (first six months of 2008 — 12.3%). At June 30, 2009, that same customer represented 4.4% of total accounts receivable (June 30, 2008 — 5.4%).

26

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
20	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At June 30, 2009, the Company had multi-year capital commitments of $785.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.

Operating lease commitments

At June 30, 2009, minimum payments under operating leases were estimated at $1,045.3 million in aggregate, with annual payments in each of the next five years of: balance of 2009 - $79.2 million; 2010 — $150.3 million; 2011 — $128.7 million; 2012 — $114.8 million; 2013 - $100.1 million.

Guarantees

At June 30, 2009, the Company had residual value guarantees on operating lease commitments of $183.4 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2009, these accruals amounted to $7.5 million.

21	Capital disclosures

The Company monitors capital using a number of key financial metrics, including:
o	total debt to total capitalization; and

o	interest-coverage ratio: earnings before interest and taxes (“EBIT”) to net interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Total debt to total capitalization
Total debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by net interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP and the gain on sale of partnership interest as these are not in the normal course of business.

27

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2009
(unaudited)
21	Capital disclosures (continued)

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions)	Management targets	June 30, 2009	June 30, 2008

Long-term debt		$3,977.8	$4,016.8
Long-term debt maturing within one year		386.6	238.4
Short-term borrowing		55.6	255.0

Total debt(1)		$4,420.0	$4,510.2

Shareholders’ equity		$6,606.5	$5,658.3
Total debt		4,420.0	4,510.2

Total debt plus equity(1)		$11,026.5	$10,168.5

Revenues less operating expenses(2)		$968.8	$1,075.8
Less:
Other income and charges		(37.7)	(28.2)
Plus:
Equity income in DM&E		26.9	36.7

EBIT(1)(2)		$958.0	$1,084.3

Total debt		$4,420.0	$4,510.2
Total debt plus equity		$11,026.5	$10,168.5

Total debt to total capitalization(1)	No more than 50.0%	40.1%	44.4%

EBIT		$958.0	$1,084.3
Net interest expense		$284.0	$231.1

Interest Coverage Ratio(1)(2)	No less than 4.0	3.4	4.7

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve-month basis.
The Company remains in compliance with all external financial covenants.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. In 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention used by investors. The interest coverage ratio has decreased during the twelve-month period ending June 30, 2009 due to a reduction in year-over-year earnings and an increase in net interest expense associated with the debt assumed in the acquisition of the DM&E. The interest coverage ratio for the period is below the management target provided due to lower volumes as a result of the global recession that occurred during the period.

In addition, CP issued 13,900,000 common shares generating net proceeds of $488.9 million and monetized certain assets to reduce indebtedness and further augment its cash position due to ongoing uncertainty around the timing of the economic recovery.

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

28

Summary of Rail Data
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

Second Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$972.5	$1,193.1	$(220.6)	(18.5)	Freight revenue	$2,022.7	$2,317.5	$(294.8)	(12.7)
49.9	27.2	22.7	83.5	Other revenue	70.4	49.7	20.7	41.6

1,022.4	1,220.3	(197.9)	(16.2)		2,093.1	2,367.2	(274.1)	(11.6)

				Operating expenses
301.6	315.5	13.9	4.4	Compensation and benefits	642.5	643.8	1.3	0.2
117.7	260.3	142.6	54.8	Fuel	288.7	490.5	201.8	41.1
49.7	56.5	6.8	12.0	Materials	118.5	122.0	3.5	2.9
43.2	46.1	2.9	6.3	Equipment rents	96.9	92.0	(4.9)	(5.3)
135.2	124.7	(10.5)	(8.4)	Depreciation and amortization	267.6	244.6	(23.0)	(9.4)
149.2	166.3	17.1	10.3	Purchased services and other	313.7	325.4	11.7	3.6

796.6	969.4	172.8	17.8		1,727.9	1,918.3	190.4	9.9

225.8	250.9	(25.1)	(10.0)	Revenues less operating expenses	365.2	448.9	(83.7)	(18.6)

81.2	—	81.2	—	Gain on sale of partnership interest	81.2	—	81.2	—
4.7	—	4.7	—	Gain (loss) in fair value of long-term floating rate notes/asset-backed commercial paper	4.7	(21.3)	26.0	122.1
3.0	6.8	(3.8)	(55.9)	Foreign exchange gain (loss) on long-term debt	2.8	(9.5)	12.3	129.5
—	13.4	(13.4)	(100.0)	Equity income in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	24.4	(24.4)	(100.0)

				Less:

19.1	4.9	(14.2)	(289.8)	Other income and charges	26.6	11.6	(15.0)	(129.3)
73.3	62.9	(10.4)	(16.5)	Net interest expense	145.7	122.8	(22.9)	(18.6)

222.3	203.3	19.0	9.3	Income before income tax expense	281.6	308.1	(26.5)	(8.6)
65.0	48.6	(16.4)	(33.7)	Income tax expense	61.8	62.7	0.9	1.4

$157.3	$154.7	$2.6	1.7	Net income	$219.8	$245.4	$(25.6)	(10.4)

$0.94	$1.01	$(0.07)	(6.9)	Basic earnings per share	$1.34	$1.60	$(0.26)	(16.3)

$0.93	$1.00	$(0.07)	(7.0)	Diluted earnings per share	$1.33	$1.58	$(0.25)	(15.8)

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first two quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

29

Summary of Rail Data (Page 2)
Reconciliation of GAAP earnings to non-GAAP earnings

Second Quarter					Year-to-date
2009	2008(1) (2)	Fav/(Unfav)%			2009	2008(1) (2)	Fav/(Unfav)%

				Financial (millions)

$157.3	$154.7	$2.6	1.7	Net income	$219.8	$245.4	$(25.6)	(10.4)

				Exclude:

				Foreign exchange gain (loss) on long-term debt (FX on LTD)
3.0	6.8	(3.8)	—	FX on LTD	2.8	(9.5)	12.3	—
(17.6)	(2.3)	(15.3)	—	Income tax recovery (expense) on FX on LTD (3)	(9.0)	3.4	(12.4)	—

(14.6)	4.5	(19.1)	—	FX on LTD (net of tax)	(6.2)	(6.1)	(0.1)	—
		19.8					19.8

				Other specified items
81.2	—	81.2	—	Gain on sale of partnership interest	81.2	—	81.2	—
(12.5)	—	(12.5)	—	Income tax on partnership interest	(12.5)	—	(12.5)	—

68.7	—	68.7	—	Gain on sale on partnership interest (net of tax)	68.7	—	68.7	—

4.7	—	4.7	—	Gain (loss) in fair value of long-term floating rate notes/ asset-backed commercial paper (ABCP)	4.7	(21.3)	26.0	—
(1.5)	—	(1.5)	—	Income tax recovery (expense) on gain (loss) in fair value of long-term floating rate notes/ABCP	(1.5)	6.3	(7.8)	—

3.2	—	3.2	—	Gain (loss) in fair value of long-term floating rate notes/(ABCP) (net of tax)	3.2	(15.0)	18.2	—

$100.0	$150.2	$(50.2)	(33.4)	Income before foreign exchange gain (loss) on long-term debt and other specified items(4)	$154.1	$266.5	$(112.4)	(42.2)

				Earnings per share (EPS)
$0.93	$1.00	$(0.07)	(7.0)	Diluted EPS, as determined by GAAP	$1.33	$1.58	$(0.25)	(15.8)
				Exclude:
(0.09)	0.03	(0.12)	—	Diluted EPS, related to FX on LTD, net of tax (4)	(0.04)	(0.04)	—	—
0.43	—	0.43	—	Diluted EPS, related to other specified items, net of tax (4)	0.43	(0.10)	0.53	—

$0.59	$0.97	$(0.38)	(39.2)	Diluted EPS, before FX on LTD and other specified items (4)	$0.94	$1.72	$(0.78)	(45.3)

77.9	79.4	1.5	—	Operating ratio (4) (5) (%)	82.6	81.0	(1.6)	—

				Shares Outstanding

168.0	153.7	14.3	9.3	Weighted average (avg) number of shares outstanding (millions)	164.5	153.6	10.9	7.1
168.4	155.1	13.3	8.6	Weighted avg number of diluted shares outstanding (millions)	164.7	155.0	9.7	6.3

				Foreign Exchange

0.846	0.991	(0.145)	(14.6)	Average foreign exchange rate (US$/Canadian$)	0.826	0.999	(0.173)	(17.3)
1.182	1.009	0.173	17.1	Average foreign exchange rate (Canadian$/US$)	1.210	1.001	0.209	20.9

(1)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date including the first two quarters of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures included in this press release.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

30

Summary of Rail Data (Page 3)
Pro forma Basis Including DM&E in 2008

Second Quarter					Year-to-date
	2008(1) (2) (3)					2008(1) (2) (3)
2009	Pro forma	Fav/(Unfav)%			2009	Pro forma	Fav/(Unfav)%

				Financial (millions, except per share data)

				Revenues
$972.5	$1,274.3	$(301.8)	(23.7)	Freight revenue	$2,022.7	$2,476.5	$(453.8)	(18.3)
49.9	27.8	22.1	79.5	Other revenue	70.4	50.8	19.6	38.6

1,022.4	1,302.1	(279.7)	(21.5)		2,093.1	2,527.3	(434.2)	(17.2)

				Operating expenses
301.6	333.3	31.7	9.5	Compensation and benefits	642.5	681.4	38.9	5.7
117.7	276.0	158.3	57.4	Fuel	288.7	520.4	231.7	44.5
49.7	60.6	10.9	18.0	Materials	118.5	130.2	11.7	9.0
43.2	49.9	6.7	13.4	Equipment rents	96.9	99.4	2.5	2.5
135.2	135.2	—	—	Depreciation and amortization	267.6	265.4	(2.2)	(0.8)
149.2	174.8	25.6	14.6	Purchased services and other	313.7	342.3	28.6	8.4

796.6	1,029.8	233.2	22.6		1,727.9	2,039.1	311.2	15.3

225.8	272.3	(46.5)	(17.1)	Operating income (3) (4)	365.2	488.2	(123.0)	(25.2)

19.1	4.6	(14.5)	(315.2)	Other income and charges	26.6	11.3	(15.3)	(135.4)
73.3	62.1	(11.2)	(18.0)	Net interest expense	145.7	121.4	(24.3)	(20.0)
33.4	55.4	22.0	39.7	Income tax expense before foreign exchange gain (loss) on long-term debt and other specified items (3)	38.8	89.0	50.2	56.4

$100.0	$150.2	$(50.2)	(33.4)	Income before foreign exchange gain (loss) on long-term debt and other specified items (3)	$154.1	$266.5	$(112.4)	(42.2)

77.9	79.1	1.2	—	Operating ratio (3) (5) (%)	82.6	80.7	(1.9)	—

$0.59	$0.97	$(0.38)	(39.2)	Diluted EPS, before FX on LTD and other specified items (3)	$0.94	$1.72	$(0.78)	(45.3)

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first two quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures included in this press release.

(4)	Operating income is a non-GAAP term, which represents “revenue less operating expenses”.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

31

Summary of Rail Data (Page 4)
Pro forma Basis for Comparative Purposes only

Second Quarter					Year-to-date
	2008(1) (2)					2008(1) (2)
2009	Pro forma	Fav/(Unfav)%			2009	Pro forma	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$272.7	$228.0	$44.7	19.6	- Grain	$558.4	$488.3	$70.1	14.4
95.1	176.7	(81.6)	(46.2)	- Coal	211.5	320.6	(109.1)	(34.0)
65.0	140.7	(75.7)	(53.8)	- Sulphur and fertilizers	139.5	273.8	(134.3)	(49.1)
41.3	61.3	(20.0)	(32.6)	- Forest products	85.9	122.1	(36.2)	(29.6)
174.2	230.3	(56.1)	(24.4)	- Industrial and consumer products	373.7	437.5	(63.8)	(14.6)
49.8	87.9	(38.1)	(43.3)	- Automotive	101.5	161.1	(59.6)	(37.0)
274.4	349.4	(75.0)	(21.5)	- Intermodal	552.2	673.1	(120.9)	(18.0)

$972.5	$1,274.3	$(301.8)	(23.7)	Total Freight Revenues	$2,022.7	$2,476.5	$(453.8)	(18.3)

				Millions of Revenue Ton-Miles (RTM)
8,696	7,457	1,239	16.6	- Grain	17,224	15,795	1,429	9.0
3,888	6,213	(2,325)	(37.4)	- Coal	7,720	11,395	(3,675)	(32.3)
1,719	5,620	(3,901)	(69.4)	- Sulphur and fertilizers	3,899	11,094	(7,195)	(64.9)
1,092	1,514	(422)	(27.9)	- Forest products	2,156	3,115	(959)	(30.8)
3,971	5,597	(1,626)	(29.1)	- Industrial and consumer products	8,321	10,897	(2,576)	(23.6)
347	647	(300)	(46.4)	- Automotive	710	1,198	(488)	(40.7)
5,819	7,296	(1,477)	(20.2)	- Intermodal	11,427	14,264	(2,837)	(19.9)

25,532	34,344	(8,812)	(25.7)	Total RTMs	51,457	67,758	(16,301)	(24.1)

				Freight Revenue per RTM (cents)
3.14	3.06	0.08	2.6	- Grain	3.24	3.09	0.15	4.9
2.45	2.84	(0.39)	(13.7)	- Coal	2.74	2.81	(0.07)	(2.5)
3.78	2.50	1.28	51.2	- Sulphur and fertilizers	3.58	2.47	1.11	44.9
3.78	4.05	(0.27)	(6.7)	- Forest products	3.98	3.92	0.06	1.5
4.39	4.11	0.28	6.8	- Industrial and consumer products	4.49	4.01	0.48	12.0
14.35	13.59	0.76	5.6	- Automotive	14.30	13.45	0.85	6.3
4.72	4.79	(0.07)	(1.5)	- Intermodal	4.83	4.72	0.11	2.3

3.81	3.71	0.10	2.7	Freight Revenue per RTM	3.93	3.65	0.28	7.7

				Carloads (thousands)
119.3	110.2	9.1	8.3	- Grain	230.8	225.0	5.8	2.6
66.2	87.4	(21.2)	(24.3)	- Coal	137.0	162.9	(25.9)	(15.9)
22.3	54.8	(32.5)	(59.3)	- Sulphur and fertilizers	47.2	108.0	(60.8)	(56.3)
15.5	24.9	(9.4)	(37.8)	- Forest products	33.0	51.1	(18.1)	(35.4)
80.1	112.4	(32.3)	(28.7)	- Industrial and consumer products	166.7	217.1	(50.4)	(23.2)
22.6	40.2	(17.6)	(43.8)	- Automotive	43.6	76.8	(33.2)	(43.2)
238.2	315.1	(76.9)	(24.4)	- Intermodal	482.2	611.8	(129.6)	(21.2)

564.2	745.0	(180.8)	(24.3)	Total Carloads	1,140.5	1,452.7	(312.2)	(21.5)

				Freight Revenue per Carload
$2,286	$2,069	$217	10.5	- Grain	$2,419	$2,170	$249	11.5
1,437	2,022	(585)	(28.9)	- Coal	1,544	1,968	(424)	(21.5)
2,915	2,568	347	13.5	- Sulphur and fertilizers	2,956	2,535	421	16.6
2,665	2,462	203	8.2	- Forest products	2,603	2,389	214	9.0
2,175	2,049	126	6.1	- Industrial and consumer products	2,242	2,015	227	11.3
2,204	2,187	17	0.8	- Automotive	2,328	2,098	230	11.0
1,152	1,109	43	3.9	- Intermodal	1,145	1,100	45	4.1

$1,724	$1,710	$14	0.8	Freight Revenue per Carload	$1,774	$1,705	$69	4.0

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first two quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures included in this press release.

32

Summary of Rail Data (Page 5)

Second Quarter					Year-to-date
2009	2008(1) (2) (3)	Fav/(Unfav)%			2009	2008(1) (2) (3)	Fav/(Unfav)%

				Operations Performance

				Pro forma Consolidated Data including DM&E (1)

1.60	1.57	(0.03)	(1.9)	Total operating expenses per GTM (cents) (4)	1.72	1.58	(0.14)	(8.9)

49,635	65,600	(15,965)	(24.3)	Freight gross ton-miles (GTM) (millions)	100,568	128,706	(28,138)	(21.9)
8,391	11,309	(2,918)	(25.8)	Train miles (000)	17,298	22,365	(5,067)	(22.7)

15,156	17,275	2,119	12.3	Average number of active employees – Total	15,103	16,663	1,560	9.4
13,270	15,143	1,873	12.4	Average number of active employees — Expense	13,827	15,200	1,373	9.0

15,178	17,462	2,284	13.1	Number of employees at end of period – Total	15,178	17,462	2,284	13.1
13,120	15,172	2,052	13.5	Number of employees at end of period — Expense	13,120	15,172	2,052	13.5

1.14	1.20	0.06	5.0	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.24	1.25	0.01	0.8
56.1	78.0	21.9	28.1	U.S. gallons of locomotive fuel consumed – total (millions) (5)	123.8	159.4	35.6	22.3
1.78	3.51	1.73	49.3	Average fuel price (U.S. dollars per U.S. gallon)	1.93	3.26	1.33	40.8

				Fluidity Data (excluding DM&E)

20.4	21.6	1.2	5.6	Average terminal dwell – AAR definition (hours)	21.8	22.8	1.0	4.4
26.4	24.1	2.3	9.5	Average train speed – AAR definition (mph)	25.7	23.7	2.0	8.4
144.6	147.3	(2.7)	(1.8)	Car miles per car day	142.2	142.7	(0.5)	(0.4)
42.5	55.7	13.2	23.7	Average daily active cars on-line (000)	45.6	56.4	10.8	19.1
723	1,026	303	29.5	Average daily active road locomotives on-line	777	1,024	247	24.1

				Safety

1.59	1.28	(0.31)	(24.2)	FRA personal injuries per 200,000 employee-hours (CP only)	1.63	1.31	(0.32)	(24.4)
1.48	1.61	0.13	8.1	FRA train accidents per million train-miles (CP only)	1.55	1.99	0.44	22.1
1.25	3.17	1.92	60.6	FRA personal injuries per 200,000 employee-hours (DM&E only)	1.69	3.45	1.76	51.0
5.22	14.75	9.53	64.6	FRA train accidents per million train-miles (DM&E only)	6.09	11.01	4.92	44.7

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first two quarters of 2008.

See note on non-GAAP earnings measures included in this press release.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets.

(3)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(4)	The pro forma total operating expenses per GTM for 2008 is a non-GAAP measure. See note on non-GAAP earnings measures included in this press release.

(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

33

Canadian Pacific
Managements’s Discussion and Analysis
for the three and six months ended June 30, 2009

1.0 BUSINESS PROFILE	2
2.0 STRATEGY	2
3.0 ADDITIONAL INFORMATION	2
4.0 FINANCIAL HIGHLIGHTS	3
5.0 OPERATING RESULTS	3
5.1 Income	3
5.2 Diluted Earnings per Share	4
5.3 Operating Ratio	4
5.4 Impact of Foreign Exchange on Earnings	5
6.0 NON-GAAP EARNINGS	6
7.0 LINES OF BUSINESS	8
7.1 Volumes	8
7.2 Revenues	9
7.2.1 Freight Revenues	9
7.2.2 Other Revenues	11
7.2.3 Freight Revenue per Carload	11
7.2.4 Freight Revenue per Revenue Ton Mile	12
8.0 PERFORMANCE INDICATORS	13
8.1 Efficiency and Other Indicators	13
8.2 Safety Indicators	14
9.0 OPERATING EXPENSES	14
10.0 OTHER INCOME STATEMENT ITEMS	16
11.0 QUARTERLY FINANCIAL DATA	20
12.0 CHANGES IN ACCOUNTING POLICY	20
12.1 2009 Accounting Changes	20
12.2 Future Accounting Changes	21
13.0 LIQUIDITY AND CAPITAL RESOURCES	21
13.1 Operating Activities	21
13.2 Investing Activities	22
13.3 Financing Activities	22
13.4 Free Cash	23
14.0 BALANCE SHEET	24
15.0 FINANCIAL INSTRUMENTS	25
16.0 OFF-BALANCE SHEET ARRANGEMENTS	27
17.0 CONTRACTUAL COMMITMENTS	27
18.0 FUTURE TRENDS AND COMMITMENTS	27
19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	30
19.1 Teck Coal Limited	30
19.2 Liquidity	30
19.3 Regulatory Authorities	31
19.4 Labour Relations	32
19.5 Environmental Laws and Regulations	33
19.6 Financial Risks	33
19.7 General and Other Risks	34
20.0 CRITICAL ACCOUNTING ESTIMATES	35
21.0 SYSTEMS, PROCEDURES AND CONTROLS	36
22.0 FORWARD-LOOKING INFORMATION	36
23.0 GLOSSARY OF TERMS	38
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and six months ended June 30, 2009. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in Section 6.0 Non-GAAP Earnings of this MD&A.
July 30, 2009

In this MD&A, “our”, “us”, “we”, ”CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23.0 Glossary of Terms.
Unless otherwise indicated, all comparisons of results for the three and six months ended June 30, 2009 are against the results for the three and six months ended June 30, 2008.
1.0 BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 15,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the US Northeast and Midwest regions. Our railway feeds directly into the US heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the US and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

4.0 FINANCIAL HIGHLIGHTS

	For the three months ended June 30				For the six months ended June 30
FINANCIAL HIGHLIGHTS		2008				2008
(in millions, except percentages and per-share data)	2009	As Reported	DM&E	Pro forma(1)(2)	2009	As Reported	DM&E	Pro forma(1)(2)
Revenues	$1,022.4	$1,220.3	$81.8	$1,302.1	$2,093.1	$2,367.2	$160.1	$2,527.3
Operating income(2)(3)	225.8	250.9	21.4	272.3	365.2	448.9	39.3	488.2
Income, before FX on LTD and other specified items(2)(3)	100.0	150.2	—	150.2	154.1	266.5	—	266.5
Net income(3)	157.3	154.7	—	154.7	219.8	245.4	—	245.4

Basic earnings per share	0.94	1.01	—	1.01	1.34	1.60	—	1.60
Diluted earnings per share	0.93	1.00	—	1.00	1.33	1.58	—	1.58
Diluted earnings per share, before FX on LTD and other specified items(2)	0.59	0.97	—	0.97	0.94	1.72	—	1.72
Dividends declared per share	0.2475	0.2475	—	0.2475	0.4950	0.4950	—	0.4950

Free cash(2)	(4.4)	(30.2)			(19.9)	(169.3)
Total assets at June 30(3)	15,384.8	13,666.2			15,384.8	13,666.2
Total long-term financial liabilities at June 30(3)(4)	4,114.7	4,071.6			4,114.7	4,071.6

Operating ratio	77.9%	79.4%		79.1%	82.6%	81.0%		80.7%

(1)	Pro forma basis redistributes Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) equity income to a line by line consolidation of DM&E results for the second quarter and first half of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings. A reconciliation of free cash to GAAP cash position is provided in Section 13.4 Free Cash.

(3)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(4)	Excludes future taxes: $2,622.7 million and $1,737.5 million; and other non-financial deferred liabilities of $682.3 million and $662.4 million for the second quarter and first half of 2009 and 2008 respectively.
5.0 OPERATING RESULTS
CP’s results for the second quarter of 2009 are compared to the second quarter of 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the Dakota, Minnesota and Eastern Railroad Corporation’s (“DM&E”) operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Pro forma earnings have no standard meanings prescribed by GAAP and may not be comparable to similar measures of other companies (discussed further in Section 6.0 Non-GAAP Earnings).
5.1 Income
Operating income, a non-GAAP measure (discussed further in Section 6.0 Non-GAAP Earnings), in the second quarter of 2009 was $225.8 million, down $25.1 million, or 10.0%, from $250.9 million. Operating income in the first half of 2009 was $365.2 million, down $83.7 million, or 18.6%, from $448.9 million. On a pro forma basis, the three months ended June 30, 2009 was $225.8 million, down $46.5 million, or 17.1%, from $272.3 million for the same period in 2008. Operating income for the six months ended June 30, 2009 was $365.2 million, down $123.0 million or 25.2% from $488.2 million for the same period in 2008 on a pro forma basis. The decrease in second quarter and year to date 2009 operating income was primarily due to the global recession which resulted in lower traffic volumes.
These decreases were partially offset by:
•	the favourable impact of foreign exchange (“FX”, discussed further in Section 23.0 Glossary of Terms) of approximately $16 million and $47 million for the three and six months ended June 30, 2009;

•	lower compensation and benefits;

•	the net effect of fuel price declines; and

•	lower purchased services and other expenses.
Net income for the three months ended June 30, 2009 was $157.3 million, an increase of $2.6 million, or 1.7%, from $154.7 million for the same period in 2008. Net income for the six months ended June 30, 2009 was $219.8 million, down $25.6 million, or 10.4%, from $245.4 million for the same period in 2008. The increase in the second quarter of 2009 was primarily due to the gain on the sale of an interest in the Detroit River Tunnel Partnership (“DRTP”) (discussed further in Section 10.1 Gain on Sale of Partnership Interest). The increase was offset by lower operating income due to the global recession.
The decrease in the first half of 2009 was primarily due to lower operating income due to the global recession. These decreases were partially offset by the gain on sale of interest in DRTP and the negative impact in 2008 on net income from the impairment of the fair value of our investment in Asset-backed Commercial Paper compared to a gain recorded in 2009 (“ABCP”, discussed further in Section 10.4 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper).
5.2 Diluted Earnings per Share
Diluted EPS (discussed further in Section 23.0 Glossary of Terms) was $0.93 in the second quarter of 2009, a decrease of $0.07, or 7.0% for the same period of 2008. Diluted EPS for the six months ended June 30, 2009 was $1.33, a decrease of $0.25, or 15.8%. This decrease was mostly due to the issuance of common shares in the first quarter.
Diluted EPS excluding FX gains and losses on long-term debt (“FX on LTD”) and other specified items was $0.59 in the second quarter of 2009, a decrease of $0.38, or 39.2%. Diluted EPS excluding FX on LTD and other specified items for the first six months of 2009 was $0.94, a decrease of $0.78, or 45.3%. These decreases were mainly due to decreased volumes as a result of the global recession which reduced operating income. The issuance of common shares in the first quarter further reduced EPS. Diluted EPS excluding FX on LTD and other specified items is discussed further in Section 6.0 Non-GAAP Earnings.
5.3 Operating Ratio
Our operating ratio decreased to 77.9% in the second quarter of 2009, compared with 79.4% for the same period of 2008. This ratio was 82.6% for the six months ended June 30, 2009, compared with 81.0% for the same period in 2008.
On a pro forma basis, operating ratio decreased by 120 basis points from 79.1% for the quarter and increased by 190 basis points from 80.7% for the first half of 2009 compared to 2008. The decrease in the second quarter was primarily due to:
•	the net effect of fuel price declines

•	cost management initiatives; and

•	an increase in land sales;

•	partially offset by volume declines due to the global recession.
The increase for the first half of 2009 was primarily due to lower volumes which was partially mitigated by cost management initiatives. The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway.

5.4 Impact of Foreign Exchange on Earnings

EFFECT ON EARNINGS DUE TO THE CHANGE IN FOREIGN EXCHANGE	For the three	For the six
	months ended	months ended
	June 30	June 30
(in millions, except foreign exchange rate)	2009 vs. Pro forma 2008(1)(2)
Average quarterly foreign exchange rates	$1.18 vs. $1.01	$1.21 vs. $1.00

Freight revenues
Grain	$23.5	$62.2
Coal	5.0	11.0
Sulphur and fertilizers	10.8	26.0
Forest products	7.7	19.1
Industrial and consumer products	29.8	70.5
Automotive	7.7	18.0
Intermodal	11.5	27.5
Other revenues	0.7	1.6

Favourable (unfavourable) effect	96.7	235.9

Operating expenses
Compensation and benefits	(14.3)	(35.4)
Fuel	(40.9)	(93.8)
Materials	(4.1)	(10.9)
Equipment rents	(7.1)	(17.2)
Depreciation and amortization	(4.3)	(10.4)
Purchased services and other	(10.1)	(21.2)

Favourable (unfavourable) effect	(80.8)	(188.9)

Favourable (unfavourable) effect on operating income(2)	15.9	47.0

Other expenses (unfavourable)
Other income and charges	(0.4)	(0.4)
Net interest expense	(8.6)	(21.2)
Income tax expense, before FX on LTD and other specified items (2)	(3.0)	(7.1)

Favourable (unfavourable) effect on income, before FX on LTD and other specified items (2)	$3.9	$18.3

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the second quarter and first half of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Fluctuations in FX affect our results because US dollar-denominated revenues and expenses are translated into Canadian dollars. US dollar-denominated revenues and expenses increase when the Canadian dollar weakens in relation to the US dollar.
The Canadian dollar weakened against the US dollar on average by approximately 17% during the second quarter, and 21% for the first six months of 2009 compared with the same period in 2008. The average FX rate for converting US dollars to Canadian dollars increased to $1.18 in second quarter 2009 from $1.01 in the second quarter 2008 and increased to $1.21 for the first six months of 2009 compared to $1.00 for the same period of 2008. The adjoining table shows the approximate impact of the change in FX on our revenues and expenses, and income before FX on LTD and other specified items. This analysis does not include the impact of the change in FX on balance sheet accounts or FX hedging activity.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $6 million. However, a large movement in FX can lead to a change in operating income that falls outside of the aforementioned range. FX fluctuations increased operating income by approximately $16 million in second quarter 2009 and approximately $47 million for the first six months of 2009 compared with the same periods for 2008, as illustrated in the adjoining table. From time to time, we use FX forward contracts to partially hedge the impact on our business of FX transaction gains and losses.

6.0 NON-GAAP EARNINGS
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on Long-term Debt (“FX on LTD”), which can be volatile and short term, and other specified items (discussed further in Section 6.2 Other Specified Items) that are not among our normal ongoing revenues and operating expenses.
The adjoining table details a reconciliation of operating income and income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program and the initial reclassification of cash to investment in ABCP (“ABCP”, discussed further in Section 10.4 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the increase in cash as presented in the financial statements in Section 13.4 Free Cash.
Earnings measures that exclude FX on LTD and other specified items, operating income, adjusted diluted EPS, total debt to total capitalization, interest coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Operating income is calculated as revenues less operating expenses and is a common measure of profitability used by management. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.
CP’s results for the second quarter and the first half of 2009 are compared to the second quarter and the first half of 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Doing so provides a comparable measure for period to period changes until DM&E results are fully consolidated with CP’s operations for comparative periods.
Total debt to total capitalization and interest coverage ratio (discussed further in Sections 13.3.1 Total Debt to Total Capitalization and 13.3.2 Interest Coverage Ratio, respectively) represent two key metrics used in assessing the Company’s capital structure and debt servicing capabilities, and they do not have a comparable GAAP measure to which they can be reconciled. These ratios provide indicators of our capital structure and debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio reported quarterly is measured on a twelve-month rolling basis.

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME

	For the three months ended June 30				For the six months ended June 30
(reconciliation of non-GAAP earnings to GAAP earnings)		2008	2008	2008		2008 As	2008	2008
(in millions, except diluted EPS)	2009	As reported(1)	DM&E	Pro forma(2)(3)	2009	reported(1)	DM&E	Pro forma(2)(3)
Revenues	$1,022.4	$1,220.3	$81.8	$1,302.1	$2,093.1	$2,367.2	$160.1	$2,527.3
Operating expenses	796.6	969.4	60.4	1,029.8	1,727.9	1,918.3	120.8	2,039.1

Operating income(3)	225.8	250.9	21.4	272.3	365.2	448.9	39.3	488.2

Other income and charges	19.1	4.9	(0.3)	4.6	26.6	11.6	(0.3)	11.3
Equity income in DM&E	—	13.4	(13.4)	—	—	24.4	(24.4)	—
Net interest expense	73.3	62.9	(0.8)	62.1	145.7	122.8	(1.4)	121.4
Income tax expense, before foreign exchange gain (loss) on LTD and other specified items(3)	33.4	46.3	9.1	55.4	38.8	72.4	16.6	89.0

Income, before FX on LTD and other specified items(3)	100.0	150.2	—	150.2	154.1	266.5	—	266.5

Foreign exchange gain (loss) on long-term debt
FX on LTD — gain (loss)	3.0	6.8	—	6.8	2.8	(9.5)	—	(9.5)
Income tax recovery (expense) on FX on LTD	(17.6)	(2.3)	—	(2.3)	(9.0)	3.4	—	3.4

FX on LTD, net of tax — gain (loss)	(14.6)	4.5	—	4.5	(6.2)	(6.1)	—	(6.1)
Other specified items
Gain on Sale of Partnership Interest	81.2	—	—	—	81.2	—	—	—
Income tax recovery (expense) on gain of partnership interest	(12.5)	—	—	—	(12.5)	—	—	—

Gain on sale of Partnership Interest, net of tax	68.7	—	—	—	68.7	—	—	—
Change in fair value of long-term floating rate notes/ ABCP	4.7	—	—	—	4.7	(21.3)	—	(21.3)
Income tax expense (recovery) on change in fair value of long-term floating rate notes/ ABCP	(1.5)	—	—	—	(1.5)	6.3	—	6.3

Change in fair value of long-term floating rate notes/ ABCP, net of tax	3.2	—	—	—	3.2	(15.0)	—	(15.0)

Net income	$157.3	$154.7	—	$154.7	$219.8	$245.4	—	$245.4

Diluted EPS, before FX on LTD and other specified items(3)	$0.59	$0.97	—	$0.97	$0.94	$1.72	—	$1.72
Diluted EPS, related to FX on LTD, net of tax(3)	(0.09)	0.03	—	0.03	(0.04)	(0.04)	—	(0.04)
Diluted EPS, related to other specified items, net of tax(3)	0.43	—	—	—	0.43	(0.10)	—	(0.10)

Diluted EPS, as determined by GAAP	$0.93	$1.00	—	$1.00	$1.33	$1.58	—	$1.58

(1)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(2)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the second quarter and first half of 2008.

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At June 30, 2009, for every $0.01 the Canadian dollar strengthens (or weakens) relative to the US dollar, the conversion of US dollar-denominated long-term debt to Canadian dollars creates a pre-tax FX loss (or gain) of approximately $0.1 million, net of hedging. A large portion of our US dollar-denominated debt is designated as a hedge of our net investments in US subsidiaries.

On a pre-tax basis, we recorded an FX gain on LTD of $3.0 million in the second quarter of 2009, as the Canadian dollar exchange rate strengthened to $1.1630 on June 30, 2009 from $1.2613 at March 31, 2009. We recorded an FX gain on LTD of $2.8 million for the first half of 2009, as the Canadian dollar strengthened from $1.2180 at December 31, 2008, relative to the US dollar. We recorded an FX gain on LTD of $6.8 million before tax in second quarter 2008, and a loss of $9.5 million in the first half of 2008. Compared with 2008 periods, the FX gain on US dollar-denominated LTD were lower as the balance of our US dollar-denominated debt was more closely matched with our net investment in US subsidiaries which mitigates FX volatility.
Income tax expense (or recovery) related to FX on LTD is discussed further in Section 10.6 Income Taxes.
6.2 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
In the second quarter of 2009, there were two other specified items included in net income. We recorded a gain of $68.7 million after tax ($81.2 million before tax) to record the gain on sale of partnership interest in the DRTP (discussed further in Section 10.1 Gain on Sale of Partnership Interest). The company also recorded a gain in the fair value of long-term floating rate notes of $3.2 million after tax ($4.7 million before tax) (discussed further in Section 10.4 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper).
There was one other specified item recorded in the first half of 2008. We recorded a charge of $15.0 million after tax ($21.3 million before tax) to reflect the change in the estimated fair value of ABCP.
7.0 LINES OF BUSINESS

	For the three months ended June 30			For the six months ended June 30
		2008	2008		2008	2008
Volumes	2009	As Reported	Pro forma(1)	2009	As Reported	Pro forma(1)
Carloads (in thousands)
Grain	119.3	87.7	110.2	230.8	180.0	225.0
Coal	66.2	77.2	87.4	137.0	142.0	162.9
Sulphur and fertilizers	22.3	53.4	54.8	47.2	105.7	108.0
Forest products	15.5	23.1	24.9	33.0	47.6	51.1
Industrial and consumer products	80.1	86.4	112.4	166.7	167.3	217.1
Automotive	22.6	40.1	40.2	43.6	76.4	76.8
Intermodal	238.2	315.1	315.1	482.2	611.8	611.8

Total carloads	564.2	683.0	745.0	1,140.5	1,330.8	1,452.7

Revenue ton-miles (in millions)
Grain	8,696	6,775	7,457	17,224	14,273	15,795
Coal	3,888	6,118	6,213	7,720	11,204	11,395
Sulphur and fertilizers	1,719	5,552	5,620	3,899	10,982	11,094
Forest products	1,092	1,438	1,514	2,156	2,963	3,115
Industrial and consumer products	3,971	4,655	5,597	8,321	9,142	10,897
Automotive	347	645	647	710	1,193	1,198
Intermodal	5,819	7,296	7,296	11,427	14,264	14,264

Total revenue ton-miles	25,532	32,479	34,344	51,457	64,021	67,758

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation for the second quarter and first half of 2008.
7.1 Volumes
Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in the second quarter of 2009, as measured by total carloads, decreased by 180,800, or 24.3%, and revenue ton-miles (“RTM”) decreased by 8,812 million, or 25.7%, compared with the same period in 2008. Volumes in the first half of 2009 as measured by total carloads decreased 312,200, or 21.5% and RTMs decreased by 16,301 million, or 24.1% compared to 2008.
These decreases in carloads and RTMs in the second quarter and the first six months of 2009 were driven by the global recession which resulted in soft market conditions and reduced customer demand lowering shipments in all but the grain line of business.
7.2 Revenues

	For the three months ended June 30				For the six months ended June 30
REVENUES		2008	2008	2008		2008	2008	2008
(in millions)	2009	As reported	DM&E	Pro forma(1)(2)	2009	As reported	DM&E	Pro forma(1)(2)
Grain	$272.7	$203.0	$25.0	$228.0	$558.4	$435.4	$52.9	$488.3
Coal	95.1	172.4	4.3	176.7	211.5	312.5	8.1	320.6
Sulphur and fertilizers	65.0	137.9	2.8	140.7	139.5	268.6	5.2	273.8
Forest products	41.3	58.4	2.9	61.3	85.9	116.4	5.7	122.1
Industrial and consumer products	174.2	185.3	45.0	230.3	373.7	352.7	84.8	437.5
Automotive	49.8	86.7	1.2	87.9	101.5	158.8	2.3	161.1
Intermodal	274.4	349.4	—	349.4	552.2	673.1	—	673.1

Total freight revenues	$972.5	$1,193.1	$81.2	$1,274.3	$2,022.7	$2,317.5	$159.0	$2,476.5

Other revenues	49.9	27.2	0.6	27.8	70.4	49.7	1.1	50.8

Total revenues	$1,022.4	$1,220.3	$81.8	$1,302.1	$2,093.1	$2,367.2	$160.1	$2,527.3

(1)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the second quarter and first half of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
One customer comprised 8.2% and 12.3% of total revenues for the six months ended June 30, 2009 and June 30, 2008, respectively. The same customer comprised 4.4% and 5.4% of total accounts receivable at June 30, 2009 and June 30, 2008, respectively.
7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $972.5 million in the second quarter of 2009, a decrease of $220.6 million, or 18.5%. Freight revenues were $2,022.7 million in the first half of 2009, a decrease of $294.8 million, or 12.7%, for the same period in 2008. The revenue table above shows freight revenue on a pro forma basis for 2008 inclusive of DM&E revenues. On a pro forma basis, freight revenues decreased by $301.8 million, or 23.7% from $1,274.3 million for the second quarter and decreased by $453.8 million or 18.3% for the first half of 2009.
The second quarter decrease was driven primarily by:
•	volume declines;

•	a decline in freight revenues due to fuel price changes of approximately 8%;

•	a negative mix impact; and

•	a negative rate decision in coal.
The decrease was partially offset by the favourable impact of the change in foreign exchange of approximately $96 million or 8% and an increase in price.
The decrease in the first half of 2009 was driven primarily by:
•	volume declines;

•	a decline in freight revenues due to fuel price changes of approximately 7%

•	a negative mix impact; and

•	a negative rate decision in coal.
The decrease was partially offset by the favourable impact of the change in foreign exchange of approximately $234 million or 9% and an increase in price.

Revenue variances below (Sections 7.2.1.1 to 7.2.4) are compared to pro forma 2008 figures.
7.2.1.1 Fuel Cost Recovery Program
An increase in fuel prices or supply disruptions may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help offset the financial impact of rising fuel prices. In January 2009 CP began to implement a more responsive fuel cost recovery program utilizing a 15 day average fuel index price to further reduce fuel price volatility exposure.
7.2.1.2 Grain
Grain revenues for the second quarter of 2009 were $272.7 million, an increase of $44.7 million, or 19.6%, from $228.0 million. Grain revenues for the first six months of 2009 were $558.4 million, an increase of $70.1 million, or 14.4%, from $488.3 million for the same period in 2008.
This increase was primarily due to an increase in Canadian grain export shipments driven by strong demand and an above average 2008/2009 crop year, the favourable impact of the change in FX of approximately $24 million and $62 million for the three and six months ended June 30, 2009, respectively, and an increase in freight rates.
7.2.1.3 Coal
Coal revenues for the second quarter of 2009 were $95.1 million, a decrease of $81.6 million, or 46.2%, from $176.7 million. Coal revenues for the first six months of 2009 were $211.5 million, a decrease of $109.1 million, or 34.0%, from $320.6 million for the same period in 2008.
These decreases were due to:
•	reduced coal shipments as a result of reduced market demand for metallurgical coal;

•	decreased rates, effective April 8, 2009, which reduced coal revenues by approximately $14 million in the second quarter, as a result of a regulatory rate proceeding; and

•	lower fuel surcharge revenues due to the change in fuel price.
These decreases were partially offset by new short haul US coal traffic and the favourable impact of the change in FX of approximately $5 million and $11 million for the three and six months ended June 30, 2009, respectively.
7.2.1.4 Sulphur and Fertilizers
Sulphur and fertilizers revenues for the second quarter of 2009 were $65.0 million, a decrease of $75.7 million, or 53.8%, from $140.7 million. For the first six months of 2009, these revenues were $139.5 million, a decrease of $134.3 million, or 49.1%, from $273.8 million for the same period in 2008.
The decreases were primarily due to lower export potash shipments as a result of unresolved price negotiations between producers and major buyers in China and India, and lower domestic shipments. The decreases were partially offset by the favourable impact of the change in FX of approximately $11 million and $26 million for the three and six months ended June 30, 2009, respectively.
7.2.1.5 Forest Products
Forest products revenues for the second quarter of 2009 were $41.3 million, a decrease of $20.0 million, or 32.6%, from $61.3 million. For the first six months of 2009, these revenues were $85.9 million, a decrease of $36.2 million, or 29.6%, from $122.1 million for the same period in 2008.
The decreases were primarily due to continued soft demand for lumber, panel and pulp products due to the global recession resulting in continued mill shutdowns and production curtailments. Also contributing to the decreases were lower fuel surcharge revenues due to the change in fuel price. The decreases were partially offset by the favourable impact of the change in FX of approximately $8 million and $19 million for the three and six months ended June 30, 2009, respectively and increased freight rates.
7.2.1.6 Industrial and Consumer Products
Industrial and consumer products revenues for the second quarter of 2009 were $174.2 million, a decrease of $56.1 million, or 24.4%, from $230.3 million. For the first six months of 2009, these revenues were $373.7 million, a decrease of $63.8 million, or 14.6%, from $437.5 million for the same period in 2008.
The decreases were primarily due to reduced overall volumes primarily from our steel, building products, chemical and plastics customers due to the global recession and lower fuel surcharge revenues due to the change in fuel price. These decreases were partially offset by:

•	the favourable impact of the change in FX of approximately $30 million and $71 million for the three and six months ended June 30, 2009, respectively;

•	increased volumes in ethanol, diluents and dimensional equipment; and

•	increased freight rates.
7.2.1.7 Automotive
Automotive revenues for the second quarter of 2009 were $49.8 million, a decrease of $38.1 million, or 43.3%, from $87.9 million. For the first six months of 2009, these revenues were $101.5 million, a decrease of $59.6 million, or 37.0%, from $161.1 million for the same period in 2008.
These decreases were primarily due to a significant reduction of auto sales resulting in plant shutdowns, reduced shipments of finished vehicles and lower fuel surcharge revenues resulting from the change in fuel price. These decreases were partially offset by the favourable impact of the change in FX of approximately $8 million and $18 million for the three and six months ended June 30, 2009, respectively and increased freight rates.
7.2.1.8 Intermodal
Intermodal revenues for the second quarter of 2009 were $274.4 million, a decrease of $75.0 million, or 21.5%, from $349.4 million. For the first six months of 2009, these revenues were $552.2 million, a decrease of $120.9 million, or 18.0%, from $673.1 million for the same period in 2008.
The decreases were primarily due to the global recession which reduced import and export volumes as well as domestic intermodal container shipments and lower fuel surcharge revenues resulting from the change in fuel price. The decreases were partially offset by the favourable impact of the change in FX of approximately $12 million and $28 million for the three and six months ended June 30, 2009, respectively and increased freight rates.
7.2.2 Other Revenues
Other revenues for the second quarter of 2009 were $49.9 million, an increase of $22.1 million, or 79.5%, from $27.8 million for the second quarter of 2008 on a pro forma basis. For the first six months of 2009, these revenues were $70.4 million, an increase of $19.6 million, or 38.6%, from $50.8 million for the same period in 2008 on a pro forma basis. These increases were mainly due to land sales.
7.2.3 Freight Revenue per Carload
FREIGHT REVENUE PER CARLOAD($)

	For the three months ended June 30				For the six months ended June 30
				Variance to				Variance to
				pro forma(1)(2)				pro forma(1)(2)
		2008	2008	%		2008	2008	%
	2009	As Reported	Pro forma(1)(2)	Fav/(Unfav)	2009	As Reported	Pro forma(1)(2)	Fav/(Unfav)
Freight revenue per carload	$1,724	$1,747	$1,710	0.8	$1,774	$1,741	$1,705	4.0

Grain	2,286	2,315	2,069	10.5	2,419	2,419	2,170	11.5
Coal	1,437	2,233	2,022	(28.9)	1,544	2,201	1,968	(21.5)
Sulphur and fertilizers	2,915	2,582	2,568	13.5	2,956	2,541	2,535	16.6
Forest products	2,665	2,528	2,462	8.2	2,603	2,445	2,389	9.0
Industrial and consumer products	2,175	2,145	2,049	6.1	2,242	2,108	2,015	11.3
Automotive	2,204	2,162	2,187	0.8	2,328	2,079	2,098	11.0
Intermodal	1,152	1,109	1,109	3.9	1,145	1,100	1,100	4.1

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the second quarter and first half of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Total freight revenue per carload in the second quarter and the first half of 2009 increased due to favourable changes in foreign exchange and higher freight rates. This was partially offset by lower fuel price recoveries and a modest mix impact caused by a reduction in average length per haul.
Freight revenue per carload for coal traffic declined in the quarter due to decreased rates, effective April 8, 2009, which reduced coal revenues by approximately $14 million in the quarter as a result of a regulatory rate proceeding and the addition of approximately 8,950 carloads of new short-haul thermal coal traffic in the US in the second quarter of 2009 and approximately 18,850 carloads for the first half of 2009.

7.2.4 Freight Revenue per Revenue Ton Mile
FREIGHT REVENUE PER REVENUE TON MILE (cents)

	For the three months ended June 30				For the six months ended June 30
				Variance to				Variance to
				pro forma(1)(2)				pro forma(1)(2)
		2008	2008	%		2008	2008	%
	2009	As reported	Pro forma(1)(2)	Fav/(Unfav)	2009	As reported	Pro forma(1)(2)	Fav/(Unfav)
Freight revenue per RTM	3.81	3.67	3.71	2.7	3.93	3.62	3.65	7.7

Grain	3.14	3.00	3.06	2.6	3.24	3.05	3.09	4.9
Coal	2.45	2.82	2.84	(13.7)	2.74	2.79	2.81	(2.5)
Sulphur and fertilizers	3.78	2.48	2.50	51.2	3.58	2.45	2.47	44.9
Forest products	3.78	4.06	4.05	(6.7)	3.98	3.93	3.92	1.5
Industrial and consumer products	4.39	3.98	4.11	6.8	4.49	3.86	4.01	12.0
Automotive	14.35	13.44	13.59	5.6	14.30	13.31	13.45	6.3
Intermodal	4.72	4.79	4.79	(1.5)	4.83	4.72	4.72	2.3

(1)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the second quarter and first half of 2008.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
Freight revenue per RTM in the second quarter of 2009 increased by 2.7% compared with the pro forma period ending June 30, 2008. For the first half of 2009, freight revenue per RTM increased by 7.7% compared with the same period in 2008 on a pro forma basis. These increases were due to a favourable impact of the change in FX, higher freight rates and the mix impact of a shorter average length of haul, which was partially offset by lower fuel surcharge revenues.

8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23.0 Glossary of Terms.

	For the three months ended			For the six months ended
PERFORMANCE INDICATORS(1)	June 30			June 30
		2008	2008		2008	2008
	2009	As Reported	Pro forma(2)(3)	2009	As Reported	Pro forma(2)(3)
Consolidated data including DM&E
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	49,635	62,397	65,600	100,568	122,258	128,706
Train miles (thousands)	8,391	10,788	11,309	17,298	21,297	22,365
US gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard	1.14	1.19	1.20	1.24	1.24	1.25
Number of active employees — at end of period — total	15,178	16,407	17,462	15,178	16,407	17,462
CP data excluding DM&E
Efficiency and other indicators
Car miles per car day	144.6	147.3		142.2	142.7
Average train speed (miles per hour)	26.4	24.1		25.7	23.7
Average terminal dwell (hours)	20.4	21.6		21.8	22.8
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.59	1.28		1.63	1.31
FRA train accidents per million train-miles	1.48	1.61		1.55	1.99
DM&E data only
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.25	3.17		1.69	3.45
FRA train accidents per million train-miles	5.22	14.75		6.09	11.01

(1)	Certain comparative period figures have been updated to reflect new information.

(2)	Pro forma basis redistributes DM&E results on a line by line consolidation of DM&E results for the second quarter and first half of 2008.

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.
8.1 Efficiency and Other Indicators
GTMs decreased 24.3% in the second quarter of 2009, and decreased 21.9% for the first six months of 2009, on a pro forma basis. The decreases in the second quarter and first half of 2009 were mainly due to the global recession which led to a decrease in traffic for all lines of business excluding grain. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
Train miles decreased 25.8% in the second quarter of 2009 on a pro forma basis and decreased by 22.7% on a pro forma basis for the first six months of 2009. Operating management reacted to the reduced volumes by reducing train starts, consolidating trains and running more productive trains therefore decreasing overall train miles.
Car miles per car day, on a pro forma basis, decreased by 1.8% in second-quarter 2009 and decreased by 0.4% for the first six months of 2009, mainly due to overall slower velocity of cars used to ship merchandise traffic. This is due to our decision to reduce train miles and starts (outlets from major hubs) for larger overall cost savings.
US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity decreased 5.0% in second-quarter 2009, and decreased by 0.8% for the first six months of 2009. The decreases were primarily due to on-going fuel-conservation programs and the use of a higher proportion of fuel efficient locomotives.

Average terminal dwell, the average time a freight car resides in a terminal, improved 5.6% in the second quarter of 2009 and improved 4.4% for the first half of 2009. The decreases were primarily due to aggressive storage of surplus cars which increased fluidity.
Average train speed increased 9.5% in the second quarter and 8.4% in the first six months of 2009. These improvements were driven by improved fluidity and more normal weather conditions in 2009.
The total number of active employees at June 30, 2009 decreased by 2,284, or 13.1%, compared with June 30, 2008. This decrease was primarily due to temporary employee layoffs and position reductions made in response to the declines in traffic volumes that have accompanied the global recession.
8.2 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents — follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP, excluding DM&E was 1.59 for the second quarter of 2009, compared with 1.28. This rate was 1.63 for the six month period ended June 30, 2009, compared with 1.31. The FRA train accident rate for CP, excluding DM&E for the second quarter of 2009 was 1.48 accidents per million train-miles, compared with 1.61. This rate was 1.55 for the six month period ended June 30, 2009, compared with 1.99.
The FRA personal injury rate per 200,000 employee-hours for the DM&E was 1.25 in the second quarter of 2009 compared with 3.17 in the second quarter of 2008. This rate was 1.69 for the six month period ended June 30, 2009, compared with 3.45 in the same period in 2008. The FRA train accident rate for the DM&E was 5.22 for the second quarter of 2009 compared with 14.75 in the second quarter of 2008. This rate was 6.09 for the first half of 2009, compared with 11.01 for the same period last year.
9.0 OPERATING EXPENSES

OPERATING EXPENSES, BEFORE
OTHER SPECIFIED ITEMS(1)		2008			Variance to 2008 pro forma(1)(3)
For the three months ended June 30		As	2008	2008	Fav/(unfav)
(in millions)	2009	reported(2)	DM&E	Pro forma(1)(3)	$	%
Compensation and benefits	$301.6	$315.5	$17.8	$333.3	$31.7	9.5
Fuel	117.7	260.3	15.7	276.0	158.3	57.4
Materials	49.7	56.5	4.1	60.6	10.9	18.0
Equipment rents	43.2	46.1	3.8	49.9	6.7	13.4
Depreciation and amortization	135.2	124.7	10.5	135.2	—	—
Purchased services and other	149.2	166.3	8.5	174.8	25.6	14.6

Total	$796.6	$969.4	$60.4	$1,029.8	$233.2	22.6

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(3)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the second quarter of 2008.

OPERATING EXPENSES, BEFORE
OTHER SPECIFIED ITEMS(1)		2008			Variance to 2008 pro forma(1)(3)
For the six months ended June 30		As	2008	2008	Fav/(unfav)
(in millions)	2009	reported(2)	DM&E	Pro forma(1)(3)	$	%
Compensation and benefits	$642.5	$643.8	$37.6	$681.4	$38.9	5.7
Fuel	288.7	490.5	29.9	520.4	231.7	44.5
Materials	118.5	122.0	8.2	130.2	11.7	9.0
Equipment rents	96.9	92.0	7.4	99.4	2.5	2.5
Depreciation and amortization	267.6	244.6	20.8	265.4	(2.2)	(0.8)
Purchased services and other	313.7	325.4	16.9	342.3	28.6	8.4

Total	$1,727.9	$1,918.3	$120.8	$2,039.1	$311.2	15.3

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(3)	Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the first half of 2008.
Operating expenses were $796.6 million for the second quarter of 2009, a decrease of $233.2 million, or 22.6%, from $1,029.8 million on a pro forma basis and $1,727.9 million for the first six months of 2009, a decrease of $311.2 million, or 15.3%, from $2,039.1 million.
Operating expenses for the second quarter and the first half of 2009 on a pro forma basis were lower primarily due to:
•	decreased volumes which resulted in fewer train starts and the corresponding cost management initiatives to align and size resources accordingly;

•	lower fuel prices; and

•	lower weather-related and casualty costs.
These decreases in operating expenses were partially offset by the unfavourable impact of the change in FX of approximately $81 million for the second quarter and approximately $189 million for the first half of 2009.
9.1 Compensation and Benefits
Compensation and benefits expense was $301.6 million in the second quarter of 2009, a decrease of $31.7 million, or 9.5%, from $333.3 million on a pro forma basis. Compensation and benefits expense was $642.5 million for the first six months of 2009, a decrease of $38.9 million, or 5.7%, from $681.4 million on a pro forma basis.
These decreases in the second quarter and first six months of 2009 were primarily due to:
•	reductions in labour expenses achieved through temporary layoffs and employment reductions in response to reduced volumes;

•	lower pension and Other Post-Employment Benefit (“OPEB”) expense caused by a higher discount rate and a settlement of an OPEB liability; and

•	savings from reduced overtime hours worked as a result of cost management initiatives.
These decreases were partially offset by the unfavourable impact of changes in FX of approximately $14 million for the second quarter and $35 million for the first half of 2009, and increased labour expenses due to inflation.
9.2 Fuel
Fuel expense was $117.7 million in the second quarter of 2009, a decrease of $158.3 million, or 57.4%, from $276.0 million on a pro forma basis. Fuel expense was $288.7 million for the first six months of 2009, a decrease of $231.7 million, or 44.5%, from $520.4 million on a pro forma basis. For the second quarter and the first half of 2009, these favourable variances were primarily due to lower fuel prices and decreased volumes. These decreases were partially offset by the unfavourable impact of the change in FX of approximately $41 million for the second quarter and $94 million for the first half of the year.
9.3 Materials
Materials expense was $49.7 million in the second quarter of 2009, a decrease of $10.9 million, or 18.0%, from $60.6 million on a pro forma basis. Materials expense was $118.5 million in the first six months of 2009, a favourable change of $11.7 million, or 9.0%, from $130.2 million on a pro forma basis. The decreases were mainly due to lower freight car and locomotive maintenance as reduced volumes resulted in an increased number of cars and locomotives in storage as well as lower vehicle and other fuel costs. These decreases were partially offset by the unfavourable impacts of the change in FX of approximately $4 million for the second quarter of 2009, and $11 million for the first six months of 2009.

9.4 Equipment Rents
Equipment rents expense was $43.2 million in the second quarter of 2009, a decrease of $6.7 million, or 13.4%, from $49.9 million on a pro forma basis. In the first six months of 2009 equipment rents expense was $96.9 million, a decrease of $2.5 million, or 2.5%, from $99.4 million on a pro forma basis. These decreases were mainly due to lower volumes which resulted in a reduction in active cars online. This was achieved through the turn back of leased equipment which reduced freight car leasing costs, combined with a reduction in car hire payments. These decreases were partially offset by the unfavourable impact of the change in FX of approximately $7 million in the second quarter and approximately $17 million for the first half of 2009. In addition, a lower number of CP owned cars operating on other railways negatively impacted our car hire receipts.
9.5 Depreciation and Amortization
Depreciation and amortization expense was $135.2 million in the second quarter of 2009 which is unchanged from 2008 on a pro forma basis. Depreciation and amortization expense was $267.6 million in the first half of 2009, an increase of $2.2 million, or 0.8%, from $265.4 million in 2008 on a pro forma basis. The increase in the first six months of 2009 was primarily due to unfavourable FX of approximately $10 million and increased capital expenditures partially offset by favourable depreciation rate changes, mainly in information systems and locomotives and retirements of properties.
9.6 Purchased Services and Other
Purchased services and other expense was $149.2 million in the second quarter of 2009, a decrease of $25.6 million, or 14.6%, from $174.8 million on a pro forma basis. Purchased services and other expense was $313.7 in the first six months of 2009, a decrease of $28.6 million, or 8.4%, from $342.3 million. These decreases were due to:
•	decreased volumes including reduced locomotive maintenance and intermodal handling;

•	reduced casualty related expenses;

•	lower utility costs; and

•	reduced travel expenses, realized through cost management initiatives.
These decreases were partially offset by the unfavourable impacts of the change in FX of approximately $10 million for the second quarter of 2009, and approximately $21 million for the six months of 2009.
10.0 OTHER INCOME STATEMENT ITEMS
10.1 Gain on Sale of Partnership Interest
During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $68.7 million after tax ($81.2 million before tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.
10.2 Other Income and Charges
Other income and charges was an expense of $19.1 million in the second quarter of 2009, an increase of $14.5 million or 315.2%, compared to $4.6 million in 2008 on a pro forma basis. Other income and charges was an expense of $26.6 million in the first half of 2009, an increase of $15.3 million or 135.4%, compared to $11.3 million in 2008. These increases were the result of the net loss recognized upon the repurchase of debt, discussed below.
During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of CDN$408.5 million. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the quarter in “Other income and charges” (discussed further in Section 18.1.1 Tender Offer of Debt Securities).
10.3 Equity Income in Dakota, Minnesota & Eastern Railroad Corporation
Following Surface Transportation Board (“STB”) approval on October 30, 2008, earnings of the DM&E are fully consolidated with CP. As a result DM&E income in 2009 is consolidated on a line by line basis and the equity income in DM&E is reported as nil in both the second quarter and for the first six months of 2009, compared to $13.4 million and $24.4 million in the same periods in 2008, respectively.
10.4 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper
At June 30, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $130.5 million, issued as a result of the restructuring discussed below. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments, they were rated

R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity nor have they traded in an active market since. As a result, the Company classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents. The long-term floating rate notes received in replacement of ABCP have also been classified as held for trading long-term investments.
On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result, CP received new, replacement long-term floating rate notes with a total settlement value of $142.8 million.
During the second quarter of 2009 the Company received $12.3 million in partial redemption of its Master Asset Vehicle (“MAV”) 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 Ineligible Assets (“IA”) Tracking notes representing 100% of the original investment value of the redeemed notes. As a result of the restructuring and the subsequent redemptions of notes, at June 30, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:
•	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.

•	$118.2 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to eight years:
•	Class A-1: $59.3 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million

•	Class 14: $1.2 million
•	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years:
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.1 million

•	Class 13: $2.6 million
The MAV 2 Class A-1 notes have received an A rating by DBRS. In addition, the MAV 2 Class A-2 notes have also received an A rating by DBRS but are currently under a negative watch.
The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at June 30, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent court-appointed Monitor’s Reports, the terms of the notes issued in the restructuring and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at June 30, 2009 and December 31, 2008, respectively are:

June 30, 2009
Probability weighted average coupon interest rate	Nil %
Weighted average discount rate	8.3%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 3 Class 9 notes: nil MAV 2 eligible asset notes: nil to 100% MAV 2 IA notes: 25%

December 31, 2008
Probability weighted average coupon interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	Notes expected to be rated(1): nil to 25% Notes not expected to be rated(2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
Coupon interest rates and credit losses vary by each of the different replacement long-term floating rate notes as each has different risks. Coupon interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.
The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.
One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the notes. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even following the successful restructuring of the ABCP.
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $65.2 million at June 30, 2009 (December 31, 2008 — ABCP $72.7 million). The reduction in the estimated fair value reflects the redemption at par of the MAV 3 Class 9 TA Tracking notes and MAV 2 Class 8 IA Tracking notes offset by accretion and changes in market assumptions. The change in the estimated fair value in the second quarter of 2009 and in the six months to June 30, 2009 resulted in a gain of $4.7 million excluding accretion (second quarter 2008 — $nil, six months to June 30, 2008 — $21.3 million charge against income). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

		Estimated fair
	Original cost	value
As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	—

As at March 31, 2009	142.8	72.7
Redemption of notes	(12.3)	(7.9)
Accretion	—	0.1
Change in market assumptions	—	0.3

As at June 30, 2009	$130.5	$65.2

Sensitivity analysis is presented below for key assumptions:

	Change in fair value of
	long-term floating
(in millions)	rate notes
Coupon interest rate
50 basis point increase	$2.1
50 basis point decrease	Nil	(1)

Discount rate
50 basis point increase	$(2.1)
50 basis point decrease	$2.2

(1)	Notes are currently expected to earn no interest.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.
10.5 Net Interest Expense
Net interest expense was $73.3 million in the second quarter of 2009, an increase of $11.2 million from $62.1 million on a pro forma basis and was $145.7 million in the first half of 2009, an increase of $24.3 million from $121.4 million on a pro forma basis. These increases were primarily due to the unfavourable impact from the change in FX on US dollar-denominated interest expense and interest on new debt issued in May 2009 (discussed further in Section 13.3 Financing Activities). In addition lower interest income due to lower rates on deposits also contributed to the increase during the first half of 2009. These increases were partially offset by reduced rates on variable debt and lower interest from the repurchase of debt as part of the Tender Offer of Debt Securities (discussed further in Section 18.1.1 Tender Offer of Debt Securities).
10.6 Income Taxes
Income tax expense was $65.0 million in the second quarter of 2009, an increase of $16.4 million from $48.6 million in 2008. The increase in the second quarter was due to higher earnings, lower future tax benefits related to provincial rate reductions, and income taxes related to DM&E. Income tax expense was $61.8 million in the first half of 2009, a decrease of $0.9 million from $62.7 million in 2008. This decrease was mainly due to lower earnings and lower year to date future income tax benefits of $4.6 million ($11.1 million versus $15.7 million recorded in the first half of 2008), resulting from tax rate changes implemented by provincial governments.
The effective income tax rate for second quarter 2009 was 29.2%, compared with 23.9% for second quarter 2008. For the first half of 2009 this rate was 22.0% compared with 20.4%. The normalized rate (income tax rate based on pro forma income adjusted for FX on LTD, and other specified items) for the second quarter of 2009 was 25.0%, compared with 26.9% for the second quarter of 2008. For the first half of 2009 this rate was 20.2% compared with 25.1% for the first half of 2008. In addition to provincial rate reductions, the change in the normalized tax rates were primarily due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives.
We expect a normalized 2009 income tax rate of between 24% and 26%. The 2009 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 19.0 Business Risks and Enterprise Risk Management and Section 20.4 Future Income Taxes).
As part of a consolidated financing strategy, CP structures its US dollar-denominated long-term debt in different tax jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in US subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different tax jurisdictions can vary significantly.

11.0 QUARTERLY FINANCIAL DATA

QUARTERLY FINANCIAL DATA as reported
For the quarter ended	2009		2008(2)				2007(2)
(in millions, except per share)	Jun. 30(1)	Mar. 31(1)	Dec. 31(1)	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Total revenue	$1,022.4	$1,070.7	$1,299.7	$1,264.7	$1,220.3	$1,146.9	$1,188.3	$1,187.9
Operating income(3)	225.8	139.4	303.7	299.8	250.9	198.0	305.5	321.4
Net income	157.3	62.5	199.9	170.7	154.7	90.7	342.3	218.4
Income, before FX on LTD and other specified items(3)	100.0	54.1	177.6	184.4	150.2	116.3	185.1	190.1

Basic earnings per share	$0.94	$0.39	$1.30	$1.11	$1.01	$0.59	$2.23	$1.43
Diluted earnings per share	0.93	0.39	1.29	1.10	1.00	0.59	2.21	1.41
Diluted earnings per share, before FX on LTD and other specified items(3)	0.59	0.34	1.15	1.19	0.97	0.75	1.20	1.23

(1)	Data provided is as reported, DM&E figures are included on a consolidated basis beginning October 30, 2008.

(2)	Restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to pre-operating periods of a facility rather than recording them as assets (discussed further in Section 12.1.1 Goodwill and intangible assets).

(3)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings.
11.1 Quarterly Trends
Fluctuations in trends caused by the global recession have and will continue to cause our results and volumes to be inconsistent with the sensitivity and trends provided below. Management believes that fluctuations due to the global recession will continue for most of 2009; the timing of a return to the sensitivity and trends discussed will depend on the recovery of the economy and our customers.
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income (see Section 6.0 Non-GAAP Earnings) is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
12.0 CHANGES IN ACCOUNTING POLICY
12.1 2009 Accounting Changes
12.1.1 Goodwill and intangible assets
In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064, establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and of goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.
As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended June 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.2 million. For the six months ended June 30, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.4 million and a decrease to “Income tax expense” of $0.1 million. This change also resulted in a $0.01 decrease to previously reported diluted earnings per share for the six months ended June 30, 2008.
12.1.2 Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.
This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.
12.2 Future Accounting Changes
12.2.1 International Financial Reporting Standards (IFRS)/US GAAP
On February 13, 2008, the Accounting Standards Board of the Canadian Institute of Chartered Accountants confirmed that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities and Exchange Commission (“SEC”) registrants, such as CP, could retain the option, currently available to them, to prepare their financial statements under US GAAP instead of IFRS. We have concluded that CP will adopt US GAAP commencing on January 1, 2010 and will not adopt IFRS in 2011. This decision was made during the second quarter of 2009 and has been reviewed with, and approved by, the Audit, Finance and Risk Management Committee of our Board of Directors. In coming to this conclusion we considered the impact that IFRS and US GAAP accounting policies would have on our financial statements and current and expected accounting and regulatory developments in Canada and the US.
Our adoption of US GAAP is on schedule. We have completed the diagnostic and planning phases and we have developed a very detailed implementation plan for accounting systems, financial reporting, budgeting and planning and change management (including training and internal and external communication). We have also identified and allocated the appropriate internal and external resources to execute this plan.
We are now designing and building changes to our accounting system within a design and test environment. In addition, we are developing US GAAP financial statements, including notes disclosures, and the related supporting processes to facilitate the preparation of these statements each period.
12.2.2 Business Combinations, consolidated financial statements and non-controlling interests
In January 2009, CICA issued three new standards.
Business combinations, Section 1582
This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed.
Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602
These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.
All three standards are effective January 1, 2011, however, adoption of these standards by the Company is not expected given the decision to adopt US GAAP. Early adoption of all three standards is permitted. Should the Company engage in a business combination prior to 2011, consideration will be given to the potential impact of the early adoption of these standards.
13.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 17.0 Contractual Commitments and Section 18.4 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 19.2 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
13.1 Operating Activities
Cash provided by operating activities was $189.4 million in the second quarter of 2009, an increase of $6.3 million from $183.1 million in the same period of 2008. Cash provided by operating activities was $346.6 million for the first half of 2009, an increase of $4.9 million from $341.7 million in the same period of 2008. The increase in the second quarter of 2009 was primarily due to the termination of our $120.0 million accounts receivable securitization program in second quarter 2008

(discussed further in Section 16.1 Sale of Accounts Receivable) largely offset by lower operating income in the second quarter of 2009, the partial unwind of the Total Return Swap (“TRS”) (discussed further in Section 15.4.1 Total Return Swap) and the reduction of accounts payable. The increase in the second half of 2009 was primarily due to the termination of our $120.0 million accounts receivable securitization program in second quarter 2008 and lower cash taxes in 2009, largely offset by lower operating income in 2009 and the reduction of accounts payable.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
13.2 Investing Activities
Cash used in investing activities was $143.9 million in the second quarter of 2009, a decrease of $152.5 million from $296.4 million in the same period of 2008. Cash used in investing activities was $281.0 million for the first half of 2009, a decrease of $286.3 million from $567.3 million in the same period of 2008. The decreases in the quarter and the first half were largely due to proceeds on the sale of a partnership interest in the second quarter 2009 and the acquisition of assets in the first half of 2008 which were purchased in anticipation of a sales leaseback arrangement.
Additions to properties (“capital investment”) in 2009 are expected to be in the range of $800 million to $820 million which is an increase from the previous outlook of $720 million to $740 million. This increase is due to the buy-out of operating leases and it is anticipated that the increased cash outlay will be offset by the proceeds of a sale of other equipment in the latter half of 2009. The current outlook represents a reduction of approximately $180 million when compared with the combined CP and DM&E cash capital investment for the full year in 2008.
Compared to the previous year, CP has reduced planned capital spending in discretionary information technology investments, postponed planned increases of capacity through upgraded track and signalling systems, reduced planned spending in both locomotive overhauls and freight car fleet modifications and capacity upgrades of its commercial facilities. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 19.0 Business Risks and Enterprise Risk Management for a discussion of these assumptions and other factors affecting our expectations for 2009).
We intend to finance capital expenditures with available cash from operations but may partially finance these expenditures with new debt and equity. Our decisions on funding equipment acquisitions will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
13.3 Financing Activities
Cash used in financing activities was $269.5 million in the second quarter of 2009, a decrease of $392.5 million from cash provided by financing activities of $123.0 million for the same period in 2008. Cash provided by financing activities was $156.9 million for the first half of 2009, an increase in cash of $229.8 million from cash used in financing activities of $72.9 million in the same period of 2008.
The decrease in cash from financing activities in the second quarter was mainly due to the tendering of debt (discussed further in Section 18.1.1 Tender Offer of Debt Securities) for a total cost of $571.9 million which was financed in part by the issuance of US$350 million of 7.25% 10-year Notes for net proceeds of CDN$408.5 million, and the repayment of short-term borrowings.
The increase in cash from financing activities in the second half of 2009 was mainly due to net proceeds of approximately $489 million from CP’s equity issue (discussed further in Section 18.1.2 Issuance of common shares) in the first quarter of 2009. This increase was partially offset by the tendering of debt in the second quarter of 2009 for a total cost of $571.9 million which was financed in part by the issuance of US$350 million of 7.25% 10-year Notes for net proceeds of CDN$408.5 million, and the reduction of short-term borrowings.
Financing activity for the comparative periods in 2008 included the following debt issuances to permanently finance and replace the bridge financing originally used to finance the acquisition of DM&E:
•	US$400 million of 5.75% five-year Notes;

•	US$300 million of 6.50% 10-year Notes; and

•	CAD$375 million of 6.25% 10-year Notes.
With the issuance of these notes, the majority of the draw-down from the bridge financing credit agreement was repaid. The capacity of this credit agreement was reduced to US$203 million and was repaid in the fourth quarter of 2008.
The Company has available, as sources of financing, unused credit facilities of up to $693 million.

13.3.1 Total Debt to Total Capitalization
In the first quarter of 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention.
At June 30, 2009, our total debt to total capitalization (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 40.1%, compared with 44.4% at June 30, 2008. This decrease in 2009 was primarily due to:
•	the proceeds raised from CP’s equity issue (discussed further in Section 18.1.2 Issuance of common shares);

•	an increase in equity driven by earnings; and

•	the net repayment of short-term borrowings and long-term debt.
Despite a year over year net repayment, reported long-term debt increased due to the impact of the weakening of the Canadian dollar at June 30, 2009, compared with June 30, 2008.
Total debt to total capitalization, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
13.3.2 Interest Coverage Ratio
At June 30, 2009, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 3.4, compared with 4.7 for the same period in 2008. This decrease was primarily due to a reduction in year-over-year earnings and an increase in net interest expense associated with the debt assumed in the acquisition of the DM&E (discussed further in Section 13.3 Financing Activities) and the unfavourable impact of a weakening Canadian dollar. The interest coverage ratio for the period is below the management target provided; however, the Company believes this is a temporary result that is a consequence of the global recession that occurred during the period. The Company expects the ratio to improve above the target as volumes recover. The Company remains well within its covenant requirements.
Interest coverage ratio is measured, on a rolling twelve month basis, as earnings before interest and taxes (“EBIT”) divided by net interest expense. This ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ ABCP and the gain on sale of DRTP as these are not in the normal course of business. The interest coverage ratio and EBIT are non-GAAP measures. EBIT, a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by net interest expense.
13.3.3 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P and DBRS ratings have a negative outlook, while the Moody’s rating has a stable outlook. Our ratings have remained unchanged during the first two quarters of 2009.
13.4 Free Cash

CALCULATION OF FREE CASH(1)	For the three months		For the six months
(reconciliation of free cash to GAAP cash position)	ended June 30		ended June 30
(in millions)	2009	2008	2009	2008
Cash provided by operating activities(2)	$189.4	$183.1	$346.6	$341.7
Cash used in investing activities	(143.9)	(296.4)	(281.0)	(567.3)
Dividends paid	(41.7)	(38.0)	(79.7)	(72.5)
Add back acquisition of DM&E(3)	—	1.2	—	7.5
Termination of accounts receivable securitization program	—	120.0	—	120.0
Foreign exchange effect on cash(2)	(8.2)	(0.1)	(5.8)	1.3

Free cash(1)	(4.4)	(30.2)	(19.9)	(169.3)

Cash (used in) provided by financing activities, excluding dividend payment	(227.8)	161.0	236.6	(0.4)
Acquisition of DM&E(3)	—	(1.2)	—	(7.5)
Accounts receivable securitization program	—	(120.0)	—	(120.0)

(Decrease) / increase in cash, as shown on the Statement of Consolidated Cash Flows	(232.2)	9.6	216.7	(297.2)

Net cash at beginning of period	566.5	71.3	117.6	378.1

Net cash at end of period	$334.3	$80.9	$334.3	$80.9

(1)	Free cash has no standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0 Non-GAAP Earnings.

(2)	Certain figures, previously reported have been reclassified to conform with the basis of presentation adopted in the current year.

(3)	The acquisition of DM&E as discussed in the 2008 Annual Report, Section 18.0 Acquisition.

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, and changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program (discussed further in Section 16.1 Sale of Accounts Receivable), and the initial reclassification of cash to investment in ABCP. Free cash is adjusted for the DM&E acquisition and the investment in ABCP, as these are not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.
There was negative free cash of $4.4 million in the second quarter of 2009, compared with negative free cash of $30.2 million in the same period of 2008. For the first half of 2009, there was negative free cash of $19.9 million, compared with negative free cash of $169.3 million in the same period of 2008.
The increase in free cash during the second quarter of 2009 was primarily due to proceeds on the sale of a partnership interest in 2009, and the acquisition of assets which were purchased in anticipation of a sales leaseback arrangement in the first half of 2008, partially offset by lower operating income and an unfavourable change in non-cash working capital balances during 2009. The increase in the first half of 2009 was largely due to proceeds on the sale of a partnership interest in second-quarter 2009 and the acquisition of assets which were purchased in anticipation of a sales leaseback arrangement in the first half of 2008, partially offset by lower operating income in 2009.
14.0 BALANCE SHEET
14.1 Assets
Assets totalled $15,384.8 million at June 30, 2009, compared with $15,453.3 million at December 31, 2008. This decrease in assets in first half of 2009 was mainly due to a decrease in accounts receivable, other assets and net properties. These were partially offset by an increase in cash provided by the issuance of common shares in February (discussed further in section 18.1.2 Issuance of common shares).
14.2 Total Liabilities
Our combined short-term and long-term liabilities were $8,778.3 million at June 30, 2009 compared with $9,470.3 million at December 31, 2008. This decrease in total liabilities was mainly due to a decrease in long-term debt, accounts payable and accrued liabilities and short-term borrowing.
14.3 Equity
At June 30, 2009, our Consolidated Balance Sheet reflected $6,606.5 million in equity, compared with an equity balance of $5,983.0 million at December 31, 2008. This increase in equity was primarily due to the issuance of 13.9 million common shares in February 2009 (discussed further in section 18.1.2 Issuance of common shares) and retained earnings for the six months to June 30, 2009.
14.4 Share Capital
At July 17, 2009, 168,084,043 Common Shares and no Preferred Shares were issued and outstanding.
In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At June 30, 2009, 7.9 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 1.8 million Common Shares have been reserved for issuance of future options.
On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $489 million) (discussed further in Section 18.1.2 Issuance of common shares).
14.5 Dividends
As announced in the first quarter of 2009 a dividend of $0.2475 per share (2008 — $0.2475) was paid on April 27, 2009. On May 21, 2009, our Board of Directors declared a quarterly dividend of $0.2475 per share (2008 — $0.2475 per share) on the outstanding Common Shares. The dividend is payable on July 27, 2009 to holders of record at the close of business on June 26, 2009.

15.0 FINANCIAL INSTRUMENTS
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense management. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our discussion of these in our MD&A for the year ended December 31, 2008, except as described below.
15.1 Interest Rate Management
15.1.1 Interest Rate Swaps
During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for total proceeds of $16.8 million. These agreements were classified as fair value hedges related to debt of US$200 million. The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.
Prior to the unwind, the Company recorded a gain of $1.7 million during the three months ended June 30, 2009 (2008 – $0.9 million) and $3.1 million for the six months ended June 30, 2009 (six months ended June 30, 2008 – $1.1 million) to “Net interest expense”.
Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately as part of the net loss on repurchase of debt (discussed further in Section 18.1.1 – Tender Offer of Debt Securities).
15.1.2 Interest and Treasury Rate Locks
At June 30, 2009, net unamortized losses for previously settled interest and treasury rate locks of $25.6 million was reflected in “AOCI” on the Consolidated Balance Sheet. These gains and losses are being amortized to income as interest is paid on the related debt. The amortization of these gains and losses resulted in an increase in “Net interest expense” and “Other comprehensive income” of $1.9 million in second quarter of 2009 and $1.8 million for the first half of 2009. The amortization of these gains and losses resulted in an increase in interest expense by $1.7 million in the second quarter of 2008 and $1.6 million for the first half of 2008.
15.2 Foreign Exchange Management
We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and US currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our US dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.
15.2.1 Foreign Exchange Forward Contracts on Revenue
From time to time, we hedge a portion of our US dollar-denominated freight revenues earned in Canada by selling forward US dollars. We had no forward sales of US dollars outstanding at June 30, 2009 nor at December 31, 2008. “Freight revenues” on our Consolidated Statement of Income did not include any gain or loss on forward contracts for the second quarters of 2009 or 2008 or for the first half of 2009 and 2008, as no forward hedges settled.
15.2.2 Currency Forward on Long-term Debt
In June 2007, the Company entered into a currency forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. During the second quarter of 2009, the Company recorded a loss of $30.9 million, and a loss of $16.8 million for the first half of 2009, to “Foreign exchange gain (loss) on long-term debt”. These represent both realized and unrealized losses. For the same periods in 2008, the Company recorded an unrealized loss of $9.7 million for the quarter and an unrealized gain of $4.2 million for the first half of 2008.

During the first quarter of 2009, CP unwound and settled US$25 million of the US$400 million currency forward for total proceeds of $4.5 million. In the second quarter of 2009, a further US$275 million of the currency forward was unwound and settled for total proceeds of $26.6 million. At June 30, 2009, the unrealized gain on the remaining currency forward of $9.4 million (December 31, 2008 — $57.3 million) was included in “Other assets”.
15.3 Fuel Price Management
Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
15.3.1 Energy Futures
At June 30, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 90,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At June 30, 2009, the unrealized gain on these futures contracts was $3.5 million (December 31, 2008 —$3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.
At June 30, 2009, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$2.9 million for the remainder of 2009 at exchange rates ranging from 1.2293 to 1.2306. At June 30, 2009, the unrealized loss on these forward contracts was $0.3 million (December 31, 2008 — loss of $0.1 million) and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.
At June 30, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 177,000 barrels during the period July 2009 to June 2010 at average quarterly prices of US$73.41 per barrel. This represents approximately 3% of estimated fuel purchases for this period. At June 30, 2009, the unrealized gain on these futures contracts was $1.6 million (December 31, 2008 — unrealized loss $4.5 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.
In addition at June 30, 2009, the Company had heating oil crack spread futures contracts, which were not designated nor accounted for as cash flow hedges, to purchase approximately 375,000 barrels during the third quarter of 2009 at an average price of US$5.91 per barrel. This represents approximately 25% of estimated fuel purchases in the quarter. At June 30, 2009, the unrealized gain on these futures contracts was $0.1 million and has been recognized in income in “Fuel” expense.
For the second quarter of 2009, “Fuel” expense was decreased by $0.9 million as a result of realized gains arising from settled swaps. During the second quarter, there were minimal gains realized on FX forward contracts. For the second quarter of 2008, “Fuel” expense was reduced by $5.2 million as a result of realized gains of $5.8 million arising from settled swaps, partially offset by realized losses of $0.6 million arising from settled FX forward contracts.
For the first half of 2009, “Fuel” expense was increased by $4.8 million as a result of realized losses arising from settled swaps. During the first six months there were minimal gains realized on FX forward contracts. For the first half of 2008, “Fuel” expense was reduced by $8.8 million as a result of realized gains of $10.1 million arising from settled swaps, partially offset by realized losses of $1.3 million arising from settled FX forward contracts.
For every US$1.00 increase in the price of WTI, fuel expense before tax and hedging will increase by approximately $7 million, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.
15.4 Stock-Based Compensation Expense Management
15.4.1 Total Return Swap (“TRS”)
To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of three types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”) and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap. Going forward the Company does not intend to expand its TRS program.
“Compensation and benefits” expense on our Consolidated Statement of Income included an unrealized gain on these swaps of $13.6 million in the second quarter of 2009 and a net gain of $2.9 million in the first half of 2009 which was inclusive of both realized losses and unrealized gains (unrealized gain of $3.3 million for the second quarter 2008 and $6.0 million for the first half of 2008). During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million that was settled in the second quarter of 2009. At June 30, 2009, the unrealized loss on the remaining TRS of $33.9 million was included in “Deferred liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).
16.0 OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2008 remains substantially unchanged.
16.1 Sale of Accounts Receivable
During the second quarter of 2008, our accounts receivable securitization program was terminated. At June 30, 2009 and December 31, 2008, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was nil. Losses on the securitization program of $1.1 million for the second quarter of 2008, and $2.7 million for the first half of 2008 were included in “Other income and charges” on our Consolidated Statement of Income.
Proceeds from collections reinvested in the accounts receivable securitization program were $233.7 million for the second quarter of 2008 and $595.4 million for the first half of 2008. We complied with all termination tests during the program.
16.2 Guarantees
At June 30, 2009, the Company had residual value guarantees on operating lease commitments of $183.4 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2009, these accruals amounted to $7.5 million.
17.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

CONTRACTUAL COMMITMENTS AT June 30, 2009
Payments due by period		Less than	1 - 3	3 - 5	More than
(in millions)	Total	1 year	years	years	5 years
Long-term debt	$4,044.5	$376.1	$334.0	$195.8	$3,138.6
Capital lease obligations	367.4	10.5	14.9	25.2	316.8
Operating lease obligations(1)	1,045.3	79.2	279.0	214.9	472.2
Supplier purchase obligations	1,122.9	126.8	212.4	202.3	581.4
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	3,640.2	57.9	249.6	186.6	3,146.1

Total contractual obligations	$10,220.3	$650.5	$1,089.9	$824.8	$7,655.1

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $183.4 (discussed further in Section 16.2 Guarantees) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other deferred liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2009 to 2028. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 18.4 Certain Other Financial Commitments. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “More than 5 years” category in this table. Future income taxes are further discussed in Section 20.4 Future Income Taxes.
18.0 FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2008 remains substantially unchanged, except as updated as follows:
18.1 Agreements and Recent Development
18.1.1 Tender Offer of Debt Securities
During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of CDN$408.5 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of CDN$571.9 million. Upon repurchase of the debt a net loss of CDN$16.6 million was recognized during the quarter to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (discussed further in Section 15.1.1 Interest Rate Swaps). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased during the quarter:

	Principal		Carrying
	Amount in		Amount in	Cost to Redeem
(in millions)	USD		CDN	in CDN
6.250% Notes due October 15, 2011	$154.3		$184.1	$184.6
5.75% Notes due May 15, 2013	298.6		342.7	359.1
6.50% Notes due May 15, 2018	24.8	*	28.5	28.2

Total debt tendered	$477.7		$555.3	$571.9

*	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.
18.1.2 Issuance of common shares
On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $489 million). The proceeds of the common share issue may be used by CP to reduce indebtedness, contribute to funding capital projects and for general corporate purposes as the need may arise and as management may consider appropriate at the time.
This issuance of additional CP common shares represents an approximate nine percent dilution to shareholders’ value.
18.2 Stock Price
The market value of our Common Shares measured at June 30, 2009 increased $8.86 per share on the Toronto Stock Exchange in the second quarter of 2009 (from $37.52 to $46.38) and $5.40 per share in the first half of 2009 (from $40.98 to $46.38). The market value of our Common Shares increased $1.70 per share on the Toronto Stock Exchange in the second quarter of 2008 (from $66.00 to $67.70), and increased $3.48 per share in the first half of 2008 (from $64.22 to $67.70). These changes in share price caused corresponding increases in the value of our outstanding SARs, DSUs, RSUs and performance share units (“PSUs”).
Effective the second quarter of 2006, we put in place a TRS (discussed further in Section 15.4.1 Total Return Swap) to mitigate gains and losses associated with the effect of our share price on SARs, DSUs and RSUs. Excluding the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $20.2 million in the second quarter of 2009 based on the change in share price, and $19.6 million for the first half of 2009, compared with $4.7 million and $10.1 million for the same periods in 2008. Including the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $6.7 million in second-quarter 2009 and $16.8 million for the first half of 2009 compared with $1.4 million and $4.0 million for the same periods in 2008.
18.3 Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
18.4 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 16.0 Off-Balance Sheet Arrangements and Section 17.0 Contractual Commitments, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

CERTAIN OTHER FINANCIAL COMMITMENTS AT June 30, 2009
Amount of commitment per period		Remainder	2010 &	2012 &	2014 &
(in millions)	Total	of 2009	2011	2013	beyond
Letters of credit	$327.0	$327.0	$—	$—	$—
Capital commitments	785.5	81.3	210.6	80.9	412.7
Offset financial liability	207.9	207.9	—	—	—

Total commitments	$1,320.4	$616.2	$210.6	$80.9	$412.7

18.4.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
18.4.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At June 30, 2009, we had multi-year capital commitments of $785.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.
18.4.3 Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At June 30, 2009, the loan had a balance of $213.4 million, offset by a financial asset of $207.9 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.
18.5 Pension Plan Deficit
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $425 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.
We made contributions of $21.4 million to the defined benefit pension plans in the second quarter of 2009 and $43.7 million in the first half of 2009, compared with $26.2 million and $46.8 million in the same periods of 2008.
In determining our required contributions to our main Canadian pension plan, we are entitled to rely on the actuarial valuation that was independently prepared in respect of this plan as at January 1, 2008 and maintain our current rates of contribution until either a new valuation as at January 1, 2011 is filed, the regulator directs us to file an updated valuation, or we file an updated valuation at our discretion. We have not yet decided when we will next file an actuarial valuation. We expect to continue with our practice of using a market-related asset value for the calculation of the plan’s statutory solvency position, developed from a three-year average of market values for the fund’s public equity securities (plus the market value of the fund’s fixed income, real estate and infrastructure securities).
On June 12, 2009, the Canadian federal government issued regulations to implement solvency funding relief measures that were originally announced in its November 27, 2008 Economic and Fiscal Statement. These measures allow the statutory solvency deficit revealed in a January 1, 2009 actuarial valuation to be funded over 10 years, rather than the current five years, provided that either prescribed member consent requirements are met, or the difference between five and 10 year funding is secured by letters of credit. CP can elect to take advantage of these measures if we file an actuarial valuation as at January 1, 2009.
We currently expect our aggregate 2009 pension contributions to be in the range of $100 million to $150 million. Our 2010 pension contributions will depend on whether we file an actuarial valuation as at January 1, 2010 and, assuming that we do file one, on our pension fund investment performance during 2009, on long Canada bond yields at December 31, 2009, and on whether we elect to take advantage of the solvency relief measures described above. If we file a valuation as at January 1, 2010, and if the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009, and long Canada bond yields at December 31, 2009 are 4.0% (versus the 3.45% yield at December 31, 2008), we estimate our aggregate 2010 pension contributions to be in the range of $250 million to $300 million. If the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009 while long Canada bond yields at December 31, 2009 are 3.5%, these 2010 contribution estimates would increase by approximately $30 million. Alternatively, if the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 5% return in 2009 and long Canada bond yields at December 31, 2009 are 4.0%, these 2010 contribution estimates would increase by approximately $40 million.
Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, as well as on any changes in the regulatory environment.
18.6 Restructuring
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in Section 20.1 Environmental Liabilities) totalled $10.5 million in the second quarter of 2009, and $19.0 million for the first half of 2009, compared with $10.8 million and $24.5 million in the same periods in 2008. Payments relating to labour liabilities were $5.1 million in the second quarter of 2009, and $12.0 million for the first half of 2009 compared with $8.3 million and $20.6 million for the same periods in 2008.
Cash payments for restructuring and environmental initiatives are estimated to be $30 million for the remainder of 2009, $43 million in 2010, $37 million in 2011, and a total of $141 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $17 million for the remainder of 2009, $24 million in 2010, $18 million in 2011, and a total of $57 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
19.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
19.1 Teck Coal Limited
CP’s contract with Teck Coal Limited (“Teck”), CP’s largest customer, for the transportation of coal, expired March 31, 2009. Teck filed for Final Offer Arbitration (“FOA”) and arising from the FOAs, the rates for transportation of Teck coal to March 2010 were established. As part of the rate process, Teck also secured a rate for routing some of the existing export coal traffic via an interchange with another railway at Kamloops, BC. Traffic moving over the Kamloops interchange will not exceed 3.5 million metric tons between July 2009 and March 1, 2010. For CP, the Kamloops traffic represents approximately 15% of historic annual total Teck coal shipping volumes. The rate and routing outcomes have an adverse impact on CP’s business.
The regulatory proceedings established rates that reduced revenues in the second quarter (discussed further in Section 7.2.1.3 Coal) and will remain in effect for the next three quarters.
19.2 Liquidity
CP has long-term debt ratings of Baa3, BBB, and BBB from Moody’s, S&P, and DBRS respectively. The S&P and DBRS ratings have a negative outlook, while the Moody’s rating has a stable outlook.
CP has a four year revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $618 million was available on June 30, 2009. This facility is arranged with a core group of 15 highly rated international banks and incorporates pre-agreed pricing. Multi-year arrangements with the banks extend through the 2011 and 2012 timeframe. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $75 million of this facility was available on June 30, 2009. Both facilities are available on next day terms.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.
Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
19.3 Regulatory Authorities
19.3.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency and Transport Canada in Canada and the FRA and STB in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canadian Transportation Act “(CTA”) contains shipper rate and service remedies, including FOA, competitive line rates and compulsory inter-switching.
In Canada, legislation amending the CTA was passed in 2008 and is now in effect as law. These amendments include, but are not limited to, amendments concerning the grain revenue cap, commuter and passenger access, FOA, charges for ancillary services and railway noise.
The grain revenue cap is a cap imposed by Canadian federal law on the amount of revenue we may earn for the transportation of certain grain from western Canada to Vancouver for export or to Thunder Bay. During the quarter ended March 31, 2008, the Agency announced a decision directing a downward adjustment (the “Downward Adjustment”) of the railway maximum revenue entitlement for movement of regulated grain under the CTA, for the period from August 1, 2007 to July 31, 2008. The Company appealed the decision to the Federal Court of Appeal. In late November 2008, the Federal Court of Appeal released its ruling dismissing the appeal.
Noise complaints have been filed with the Agency, with some noise complaints resolved through mediation and others remaining unresolved. No assurance can be given as to the effect on CP of the amendments to the CTA or as to the content, timing or effect on CP of any anticipated additional legislation.
The FRA has jurisdiction over safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. In the United States, the Railway Safety Improvement Act became law on October 16, 2008. Among other things, this law requires the introduction of positive train control by 2015 (discussed further in Section 19.3.3 Positive Train Control); limits the number of hours freight rail crews can work each month; and provides for the development of programs that include methods to manage and reduce crew fatigue. Although it is too early to assess the possible impact of this legislation on the Company, the requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.
The commercial aspects of CP’s railway operations in the US are subject to regulation by the STB. The STB is an economic regulatory agency that Congress charged with the fundamental missions of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonment). Congress may re-authorize the STB which could impact rules concerning railroad rates and services in the US. It is too soon to assess the possible impact on CP of any re-authorization of the STB.
The STB has passed rules relating to simplified standards for railway rate cases to address concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. The STB’s rulemaking has been appealed but the rules are currently in effect. It is too soon to assess the possible impact on CP of such new rules.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
19.3.2 Security
We are subject to statutory and regulatory directives in Canada and the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and US government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;
•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;
•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;
•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and
•	to comply with new US regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and we will be completing annual route assessments to select and use the route posing the least overall safety and security risk.
19.3.3 Positive Train Control
In the United States, the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (PTC) on main track that has passenger rail traffic or toxic inhalant hazard (TIH) commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The Federal Railroad Administration is developing rules and regulations for the implementation of PTC, and requires the filing of PTC Implementation Plans by April 16, 2010, which outline the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment.
19.4 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
At June 30, 2009, approximately 75% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 37 bargaining units. Agreements are in place with seven of seven bargaining units that represent our employees in Canada and 21 of 30 bargaining units that represent employees in our US operations. For the status of negotiations please see below.
19.4.1 Canada
•	On February 26, 2009, CP and the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic, ratified a three-year agreement extending through the end of 2011;
•	A three-year collective agreement with the Teamsters Canada Rail Conference (“TCRC-MWED”), which represents employees who maintain track infrastructure and perform capital programs, extends to the end of 2009;
•	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009;
•	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009;
•	A three-year agreement with the United Steelworkers Union, representing intermodal operation and clerical employees, extends to the end of 2009. A tentative agreement between the parties extending to the end of 2012 was reached on July 16, 2009 and is subject to ratification. The results of the ratification vote are expected in September 2009;
•	A three-year collective agreement with the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars, extends to the end of 2010; and
•	A five-year agreement with the Teamsters Canada Rail Conference (“TCRC-RTE”), which represents employees who operate trains, extends to the end of 2011.

19.4.2 US
We are party to collective agreements with 14 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary, 13 bargaining units of our Delaware and Hudson Railway Company (“D&H”) subsidiary, and 2 bargaining units of our Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) subsidiary, with a third bargaining unit certified to represent signalmen in April, 2009.
Soo Line currently has agreements in effect that extend through the end of 2009 with all 14 bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors.
D&H currently has agreements in effect with six of thirteen crafts, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, and electricians. Negotiations continue with the track maintenance employees, clerks, engineering supervisors, mechanical supervisors, and police. Tentative agreements that are currently in the employee ratification process have been reached with machinists and mechanical labourers.
DM&E currently has an agreement in place with one bargaining unit that extends to the end of 2013. Negotiations continue with the locomotive engineers and conductors on the former IC&E property. Negotiations on the first contract to cover signal and communications workers are expected to commence within the next couple months.
19.5 Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives, and strategies.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fueling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the US to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
•	protecting the environment;
•	ensuring compliance with applicable environmental laws and regulations;
•	promoting awareness and training;
•	managing emergencies through preparedness; and
•	encouraging involvement, consultation and dialogue with communities along our lines.
19.6 Financial risks
19.6.1 Pension Funding Status Volatility
Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension, asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall and may require CP to significantly increase the amounts of pension contributions in 2009, 2010 and beyond.
19.6.2 Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, labour and political instability in major oil-producing countries, unplanned infrastructure failures and the ability of these countries to comply with agreed-upon production quotas.
Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 15.3 Fuel Price Management). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
19.6.3 Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in US dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, US and international monetary policies and US debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and US dollars, we may sell or purchase US dollar forwards at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by forward contracts (Canadian dollar strengthening relative to the US dollar), we will not receive the full benefit of these contracts to purchase US dollars. If we sell the US dollar forward, we will not receive the full benefit should the exchange rate increase (Canadian dollar weakening relative to the US dollar) above the fixed rate of the forward contract. Foreign exchange management is discussed further in Section 15.2 Foreign Exchange Management.
19.6.4 Interest Rate Risk
In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase.  In addition, the present value of our assets and liabilities will also vary with interest rate changes.  To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases.  We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 15.1 Interest Rate Management.
19.7 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.
Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.
20.0 CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
20.1 Environmental Liabilities
At June 30, 2009, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $141.0 million (June 30, 2008 — $103.7 million), of which the long-term portion amounting to $124.2 million (2008 — $85.0 million) was included in “Deferred liabilities” and the short-term portion amounting to $16.8 million (2008 — $18.7 million) was included in “Accounts payable and accrued liabilities”. Total payments were $5.4 million in the second quarter, and $7.0 million for the first half of 2009 compared with $2.5 million and $3.7 million for the same periods of 2008. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $8.5 million in second- quarter 2009 and a decrease of $4.7 million for the first half of 2009 compared with a decrease of $0.3 million and an increase of $1.5 million for the same periods in 2008.
20.2 Pensions and Other Benefits
“Other assets and deferred charges” on our June 30, 2009 Consolidated Balance Sheet included prepaid pension costs of $1,201.0 million. Our Consolidated Balance Sheet also included $0.2 million in “Accounts payable and accrued liabilities” and $0.7 million in “Deferred liabilities” for pension obligations.
We included post-retirement benefits accruals of $227.2 million in “Deferred liabilities” and post-retirement benefits accruals of $19.4 million in “Accounts payable and accrued liabilities” on our June 30, 2009 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our June 30, 2009 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $2.9 million in the second quarter of 2009, and $14.7 million for the first half of 2009, compared with $19.9 million and $39.0 million for the same periods of 2008.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $1.8 million in the second quarter of 2009, and $3.7 million for the first half of 2009, compared with $11.5 million and $21.8 million for the same periods in 2008. Defined benefit pension expense was $1.1 million in the second quarter and $2.3 million in the first half of 2009, compared with $10.7 million and $20.1 million for the same periods in 2008. Defined contribution pension expense was $0.7 million in the second quarter and $1.4 million for the first half of 2009, compared with $0.8 million and $1.7 million for the same periods in 2008. Post-retirement benefits expense was $1.1 million in the second quarter and $11.0 million for the first half of 2009, compared with $8.4 million and $17.2 million for the same periods in 2008.
20.3 Property, Plant and Equipment
At June 30, 2009 accumulated depreciation was $5,733.7 million. Depreciation expense relating to properties amounted to $135.2 million in the second quarter of 2009, compared with $124.7 million for the same period of 2008. Depreciation expense related to properties amounted to $267.6 million in the first six months of 2009, compared with $244.6 million for the same period of 2008.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense was unchanged in the second quarter of 2009 and increased by $2.2 million in the first six months of 2009 compared to pro forma amounts for the second quarter and first six months of 2008. The increase in the first six months was primarily due to unfavourable exchange differences of $10.4 million and increased capital expenditures net of retirements offset by favourable rate reductions mostly in Information Systems and Locomotives.
20.4 Future Income Taxes
Future income tax expense totalling $69.8 million was included in income tax for the second quarter of 2009, and $61.4 million for the first half of 2009, compared with $32.4 million and $27.8 million of future tax expense for the same periods of 2008. The changes in future income tax for second-quarter and the first half of 2009 were primarily due to lower taxable income and tax rate changes implemented by provincial governments (discussed further in Section 10.6 Income Taxes). At June 30, 2009, future income tax liabilities of $2,622.7 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $69.1 million realizable within one year were recorded as a current asset compared to $76.5 million at December 31, 2008.
20.5 Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $11.7 million in the second quarter of 2009, and $25.3 million for the first half of the year compared with $18.7 million and $37.7 million for the same periods in 2008.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $149.4 million, net of insurance recoveries, at June 30, 2009. The total accrual included $98.3 million in “Deferred liabilities” and $61.5 million in “Accounts payable and accrued liabilities”, offset by $4.9 million in “Other assets and deferred charges” and $5.5 million in “Accounts receivable”.
20.6 Long-term Floating Rate Notes and Asset-backed Commercial Paper
At June 30, 2009, long-term floating rate notes received in replacement of ABCP have been valued at their estimated fair value (discussed further in Section 10.4 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). Long-term floating rate notes received in replacement of ABCP, at their estimated fair value of $65.2 million, were included in “Investments”. The reduction in the estimated fair value at March 31, 2009 of $7.5 million reflects the redemption at par of certain of the Company’s investments in MAV 3 Class 9 TA Tracking notes and MAV 2 Class 8 IA Tracking notes, offset by accretion and changes in market assumptions. The change in the estimated fair value in the second quarter of 2009 and in the six months to June 30, 2009 resulted in a gain of $4.7 million, excluding accretion (second quarter 2008 – nil, six months ended June 30, 2008 — $21.3 million charge against income).
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which would impact the Company’s near term earnings.
21.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
22.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 19.0 Business Risks and Enterprise Risk Management and elsewhere in this MD&A.
22.1 2009 Financial Outlook
CP provided limited guidance for 2009 due to economic uncertainty. Guidance was given for 2009 Capital expenditures ranging from $800-$820 million on November 13, 2008. The 2009 outlook assumes an average foreign exchange rate of $1.25 per US dollar (US$0.80) as of January 27, 2009. Undue reliance should not be placed on this guidance and other forward-looking information.
22.1.1 First-Quarter 2009 Guidance Updates
CP has updated guidance. Capital expenditures have been reduced by approximately $90 million and is expected to range from $720 million to $740 million for 2009. The assumed average foreign exchange of $1.25 (US$0.80) remains unchanged.
22.1.2 Second-Quarter 2009 Guidance Updates
CP now expects its capital program in 2009 to be in the range of $800 million to $820 million, an increase from the previous outlook of $720 million to $740 million. This increase is due to a buy-out of operating leases and it is anticipated that the increased cash outlay will be offset by the proceeds from the sale of other equipment in the latter half of 2009.

23.0 GLOSSARY OF TERMS

“ABCP”	Asset-backed commercial paper.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses”	Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CICA”	Canadian Institute of Chartered Accountants.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“CPRL”	Canadian Pacific Railway Limited.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect US subsidiary of CPRL.

“Diluted EPS”	Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.

“Diluted EPS, before FX on LTD and other specified items”	A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“EPS”	Earnings per share.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange” or “FX”	The value of the Canadian dollar relative to the US dollar (exclusive of any impact on market demand).

“FRA”	US Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,500 in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees”	The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating income”	Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect US subsidiary of CPRL.

“STB”	US Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“US gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

Suite 500 Gulf Canada Square

401 – 9th Avenue SW Calgary Alberta T2P 4Z4

www.cpr.ca   TSX/NYSE: CP

vancouver 2010

vancouver 2010
PARALYMPIC GAMES
JEUX PARALYMPIQUES

CANADIAN PACIFIC

OFFICIAL SUPPORTER

Printed in Canada

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to June 30, 2009 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS – MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended June 30, 2009

Earnings Coverage on long-term debt

Before foreign exchange on long-term debt (1) (3)	3.7x

After foreign exchange on long-term debt (2) (3)	3.7x

Notes:

(1) Earnings coverage is equal to income (before foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on all debt.

(2) Earnings coverage is equal to income (after foreign exchange on long-term debt) before interest expense, plus the amount of interest that has been capitalized during the period, and income tax expense divided by interest expense on all debt.

(3) The earnings coverage ratios have been calculated excluding carrying charges for the $386.6 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at June 30, 2009. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended June 30, 2009, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 3.4x and 3.4x, respectively.